OFFERING CIRCULAR - DATED AUGUST 30, 2022

Arrived STR, LLC

500 Yale Avenue North

Seattle, WA 98109

(814) 277-4833

www.arrivedhomes.com

Best Efforts Offering of Series Membership Interests

Arrived STR, LLC, which we refer to as “we,” “us,” “our,” “Arrived” or “our company,” is a newly organized Delaware series limited liability company that has been formed to permit public investment in individual real estate properties that will be owned by individual series of our company. Each series may hold the specific property that it acquires directly or in a wholly-owned subsidiary, which would be a limited liability company organized under laws of the state in which the series property is located. We are offering on a best efforts, no minimum basis, the membership interests of each of the series of our company set forth in the Series Offering Table. The sale of membership interests is being facilitated by a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a member of FINRA which is registered in each state where the offer or sales of the interests will occur.

All of the series of our company being offered may collectively be referred to in this offering circular as the “series” and each, individually, as a “series.”  The interests of all series may collectively be referred to in this offering circular as the “interests” and each, individually, as an “interest” and the offerings of the interests may collectively be referred to in this offering circular as the “offerings” and each, individually, as an “offering.” See “Description of the Securities Being Offered” for additional information regarding the interests.

Our series offerings are conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of a particular series is continuous, active sales of series interests may happen sporadically over the term of the offering. The term of each series offering will commence within two calendar days after the qualification date of the offering statement of which this offering circular is a part and end no later than the second anniversary of the qualification date of the offering statement.

There will be a separate closing, or closings, with respect to each series offering. An initial closing of a series offering will take place on the earliest to occur of (i) the date subscriptions for the maximum number of series interests have been accepted, (ii) a date determined by the manager in its sole discretion and (iii) the date that is one week prior to three months after the date that a particular series offering begins. Additionally, any subsequent series closing following such initial closing will take place on the earliest to occur of (i) the date subscriptions for the maximum number of series interests have been accepted, (ii) a date determined by the manager in its sole discretion and (iii) the date that is three months after the prior closing for the relevant series offering. A fully executed subscription agreement for any particular investor in a series offering will be accepted or rejected by the manager within 15 days of being received by the series.

If an initial closing has not occurred, a series offering will be terminated upon the earliest to occur of (i) the date immediately following the date one week prior to three months after the date the series offering begins and (ii) any date on which the manager elects to terminate the offering for a particular series in its sole discretion.  No securities are being offered by existing security-holders.

Each offering is being conducted on a “best efforts” basis pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings. The company is not offering, and does not anticipate selling, interests in any of the offerings in any state where the broker-dealer is not registered as such.

The subscription funds advanced by prospective investors as part of the subscription process with respect to a particular series will be held in a non-interest bearing escrow account with North Capital Private Securities Corporation (“North Capital”), and will not be commingled with the operating account of that series, until, if and when there is a closing with respect to that investor and that series.  See “Plan of Distribution and Subscription Procedure” and “Description of the Securities Being Offered” for additional information.

There is currently no public trading market for any of our series interests, and an active market for these interests may not develop or be sustained.

Series Membership Interests Overview
Series	Price to Public	Underwriter Discounts and Commissions (1)(2)	Proceeds to Issuer
Arrived Series Oasis
Per Interest	$10.00	$0.10	$9.90
Total Minimum	N/A	N/A	N/A
Total Maximum	$814,040.00	$8,140.40	$805,899.60

(1)	Dalmore Group, LLC (“Dalmore”) will be acting as our broker-dealer of record in connection with each offering and will be entitled to a brokerage fee equal to 1.0% of the amount raised through each offering. Notwithstanding the foregoing, Dalmore will not receive any fee on funds raised from the sale of any interests to the manager, its affiliates or the sellers of any of the properties. The broker-dealer of record’s role and compensation are described in greater detail under “Plan of Distribution and Subscription Procedure.”

(2)	Because these are best efforts offerings, the actual public offering amounts, brokerage fees and proceeds to us are not presently determinable and may be substantially less than each total maximum offering amount set forth above. We will reimburse the manager for series offering expenses actually incurred in an amount up to 2% of gross offering proceeds.

All funds paid by subscribers in the offering will be deposited in an escrow account with North Capital, as escrow agent.

This offering circular contains forward-looking statements which are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither the company nor the manager can guarantee future performance, or that future developments affecting the company, the manager or the platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Please see “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” for additional information. The interests offered hereby are highly speculative in nature and involve a high degree of risk.  See “Risk Factors” below for a discussion of other material risks of investing in our interests.

Generally, no sale may be made to you in any offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF ANY OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

This offering circular is following the offering circular format described in Part II (a)(1)(i) of Form 1-A.

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STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

Our interests are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state law “Blue Sky” registration requirements, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our interests offered hereby are offered and sold only to “qualified purchasers” or at a time when our interests are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our interests does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this offering circular includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived Platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this offering circular are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived Platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which, including the impact of the COVID-19 coronavirus, are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described below under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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MARKET AND OTHER INDUSTRY DATA

This offering circular includes market and other industry data and estimates that are based on our management’s knowledge and experience in the markets in which we operate. The sources of such data generally state that the information they provide has been obtained from sources they believe to be reliable, but we have not investigated or verified the accuracy and completeness of such information. Our own estimates are based on information obtained from our and our affiliates’ experience in the markets in which we operate and from other contacts in these markets. We are responsible for all of the disclosure in this offering circular, and we believe our estimates to be accurate as of the date of this offering circular or such other date stated in this offering circular. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market and other industry data included in this offering circular, and estimates and beliefs based on that data, may not be reliable.

SERIES OFFERING TABLE

The table below shows key information related to the offering of each series.

Series Name	Series Property	Offering Price per Interest	Maximum Offering Size	Maximum Membership Interests	Opening Date	Closing Date	Status
Arrived Series Oasis	Short-term rental property at 964 Youngs Ln, Nashville, TN 37207	$10.00	$814,040.00	81,404	8/30/2022		Open

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SUMMARY

This summary highlights some of the information in this offering circular.  It does not contain all of the information that you should consider before investing in our interests.  You should read carefully the detailed information set forth under “Risk Factors” and the other information included in this offering circular.  Except where the context suggests otherwise, the terms “Arrived,” “our company,” “we,” “us” and “our” refer to Arrived STR, LLC, a Delaware series limited liability company, together with its consolidated series and their wholly-owned subsidiaries; references in this offering circular to the “manager” refer to Arrived Holdings, Inc., a Delaware corporation and the managing member of our company. All references in this offering circular to “$” or “dollars” are to United States dollars.

Company Overview – Our Mission

Arrived STR, LLC, a Delaware series limited liability company, was formed in July 2022 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. To support this idea, we are building what we believe to be a new model for real estate investment. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the homes that we acquire. We analyze every home investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as short-term rentals for guests who can also invest through the same process as any other member of the Arrived Platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone.

Our Series LLC Structure

Each short-term rental that we acquire will be owned by a separate series of our company that we will establish to acquire that residential property.  Each series may hold the specific property that it acquires directly or in a wholly-owned subsidiary, which would be a limited liability company organized under laws of the state in which the series property is located.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law.

We intend for each series to elect to be treated as a corporation for U.S. federal income tax purposes; however, if we determine that the real property and potential income from such real property selected for a specific series are suitable for a real estate investment trust (a “REIT”) and it would be beneficial to us and our investors to be taxed as a REIT, then the investment entity for such series may elect to be taxed as a separate REIT for U.S. federal income tax purposes.

We are offering membership interests in each of the series of our company, which represent limited liability company interests in such series. All of the series of our company offered hereunder may collectively be referred to herein as the “series” and each, individually, as a “series.”  The interests of all series described above may collectively be referred to herein as the “interests,” or “our securities” and each, individually, as an “interest” and the offerings of the interests may collectively be referred to herein as the “offerings” and each, individually, as an “offering.”  See “Description of the Securities Being Offered” for additional information regarding the interests.

Our company’s core business is the identification, acquisition, marketing and management of individual residential properties for the benefit of our investors. Each series is intended to own a single property. These properties may be referred to herein, collectively, as the “properties” or each, individually, as a “property.”

The interests represent an investment solely in a particular series and, thus, indirectly in the property owned by that series. The interests do not represent an investment in our company or the manager.  We do not anticipate that any series will own anything other than the single property associated with such series.  We currently anticipate that the operations of our company, including the formation of additional series and the corresponding acquisition of additional properties, will benefit investors by allowing investors to build a diversified portfolio of investments.

A purchaser of the interests may be referred to herein as an “investor” or “interest holder.”

Our series offerings are conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of a particular series is continuous, active sales of series interests may take place sporadically over the term of the offering. The term of each series offering will commence within two calendar days after the qualification date of the offering statement of which this offering circular is a part and end no later than the second anniversary of the qualification date of the offering statement.

There will be a separate closing, or closings, with respect to each offering. An initial closing of an offering will take place on the earliest to occur of (i) the date subscriptions for the maximum number of series interests have been accepted, (ii) a date determined by the manager in its sole discretion and (iii) the date one week prior to three months after the offering begins. Additionally, any closing following such initial closing will take place on the earliest to occur of (i) the date subscriptions for the maximum number of series interests have been accepted, (ii) a date determined by the manager in its sole discretion and (iii) the date that is three months after the prior closing for the relevant series offering. A fully executed subscription agreement for any particular investor in a series offering will be accepted or rejected by the manager within 15 days of being received by the series.

If an initial closing has not occurred, an offering will be terminated upon the earliest to occur of (i) the date immediately following the date one week prior to three months after the date the offering begins and (ii) any date on which the manager elects to terminate the offering for a particular series in its sole discretion.  No securities are being offered by existing security-holders.

Each offering is being conducted under Tier 2 of Regulation A (17 CFR 230.251 et. seq.) and the information contained herein is being presented in offering circular format. Our company is not offering, and does not anticipate selling, interests in any of the offerings in any state where Dalmore, its soliciting agent and executing broker, is not registered as a broker-dealer. The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest-bearing escrow account with North Capital acting as escrow agent (the “Escrow Agent”) and will not be commingled with the operating account of the series, until, if and when there is a closing with respect to that investor and that series. See “Plan of Distribution and Subscription Procedure” and “Description of the Securities Being Offered” for additional information.

Investment Objectives

Our investment objectives are:

●	Consistent cash flow;

●	Long-term capital appreciation with moderate to no leverage; and

●	Capital preservation.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Impact of Coronavirus Pandemic

In December 2019, a novel strain of coronavirus, referred to as COVID-19, was reported in Wuhan, China. COVID-19 spread to other countries, including the United States, and was declared a pandemic by the World Health Organization in March 2020. Efforts to contain the spread of COVID-19 included implementation of travel and social restrictions, including social distancing, by most states and localities in the United States and countries in Europe and Asia.

Our manager has taken steps to take care of its employees, including providing the ability for employees to work remotely. Our manager has also taken precautions with regard to employee, facility and office hygiene and implemented travel restrictions from time to time. Our manager is also assessing business continuity plans for all business units, including ours, in the context of COVID-19, and our manager will continue to monitor and attempt to mitigate developments affecting its workforce. Our manager has reviewed and will continue to carefully review all rules, regulations and orders and will respond accordingly.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global financial markets, which could increase our cost of capital and adversely affect our liquidity and ability to access capital markets in the future. The continued spread of COVID-19 has caused an economic slowdown and may cause a recession or other unpredictable events, each of which could adversely affect our business, results of operations or financial condition. The pandemic has had, and could have a significantly greater, material adverse effect on the United States economy as a whole and in our industry in particular.

If the spread of COVID-19 intensifies, our business operations could be delayed or interrupted. Government and health authorities may announce new, or extend existing, restrictions, which could require us to make adjustments to our operations in order to comply with any such restrictions. Our manager may also experience limitations in employee resources. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

The extent to which COVID-19 may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this offering circular, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic; the current financial, economic and capital markets environment; and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

The short-term rental business in particular has been severely impacted by COVID-19, with increased cancellations and a drop in bookings, particularly in 2020. In addition, many guests have been unable to travel during the COVID-19 pandemic. However, with increased vaccination rates and certain travel restrictions lifted in 2021 and 2022, guests have changed the way they live and travel. The pandemic untethered many people from the need to work in specific places at specific times and now, many guests can work from anywhere, travel any time, and stay longer. Since the pandemic started in 2020, guests have increased flexibility to utilize short-term rentals for various reasons, such as living closer to family, living nomadically, and working remotely.

Further, the COVID-19 outbreak has caused unprecedented levels of global uncertainty and may impact the value of real estate. Although we intend to hold and manage all of the assets marketed on the Arrived Platform for an average of five to fifteen years, the COVID-19 outbreak and resulting economic uncertainty may impact the value of the underlying assets and, consequently, the value of the interests. See “Risk Factors” below.

Securities Being Offered

Investors will acquire membership interests in a series of our company, each of which is intended to be a separate series of our company for purposes of accounting for assets and liabilities. It is intended that owners of interests in a series will only have an interest in the assets, liabilities, profits and losses pertaining to the specific property owned by that series. For example, an owner of interests in Arrived Series Oasis will only have an interest in the assets, liabilities, profits and losses pertaining to Arrived Series Oasis and its related operations. See the “Description of the Securities Offered” section for further details. The minimum investment you can make for any series is one (1) interest in a series. In the instance where a series attempts to qualify as a REIT, no investor may own greater than 9.8% of the total interests in such series. See “⸺Restrictions on Ownership of our Interests” below.

The Manager

Our company is managed by Arrived Holdings, Inc., a Delaware corporation and managing member of our company, which we refer to herein as the “manager.” Pursuant to the terms of our company’s limited liability company operating agreement, which we refer to as the “operating agreement,” the manager will provide certain management and advisory services to our company and to each of its series and their subsidiaries, if any, as well as a management team and appropriate support personnel. The manager is an asset management company that operates a web-based investment platform, which we refer to as the Arrived Platform, used by our company for the offer and sale of interests in the series of our company.

Management Compensation

The manager will receive from a series an annual asset management fee equal to five percent (5%) of the gross revenues, less maintenance and restocking expenses, applicable to that series, paid out of the series’ net operating rental income. Further, the manager will receive an annual asset management fee equal to one-half percent (0.5%) of the purchase price of the series property issued in the form of membership interests of that series. Such membership interests will be accrued on a quarterly basis at the then current price and issued to the manager by the end of the fiscal year. Any fractional interest will be rounded up to the nearest whole number.

Additionally, pursuant to the operating agreement, the manager will receive reimbursements for out-of-pocket expenses in connection with our organization and offerings (up to a maximum of 2% of the gross offering proceeds per series offering), our operations and the acquisition of properties and in connection with third parties providing services to us. The manager may also receive a portion of the property management fee and the property disposition fee as described below. The manager reserves the right to waive any fees or reimbursements it is due in its sole discretion. The items of compensation are summarized in “Management⸺Management Compensation.”

Property Manager

The Company will appoint an affiliate of the manager or a third-party property management company to serve as property manager to manage the property of each series pursuant to a property management agreement.

The services provided by the property manager will include:

●	facilitating rentals via listing on third-party sites, such as Airbnb and Vrbo;

●	creating policies for the collection of rental income;

●	managing inventory, cleaning and maintenance for rental property furnishings and supplies;

●	investigating, selecting, and, on behalf of the applicable series, engaging and conducting business with such persons as the property manager deems necessary to ensure the proper performance of its obligations under the property management agreement, including, but not limited to, consultants, insurers, insurance agents, maintenance providers, bookkeepers and accountants and any and all persons acting in any other capacity deemed by the property manager necessary or desirable for the performance of any of the services under the property management agreement; and

●	developing standards for the care of the underlying properties.

See “Description of Business—Description of the Property Management Agreement.”

Property Management Fee

Initially, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis. Following stabilization, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement. Such property management fee will increase to twenty percent (20%) of all rents and fees immediately following the time at which the net operating income of the series in a calendar year exceeds eight percent (8%) of the sum of the purchase price of the series property, the related furniture, fixtures and equipment and any setup costs for such series, each as disclosed below under “Use of Proceeds to the Issuer” for such series.

Property Disposition Fee

Upon the disposition and sale of a series property, each series will be charged a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title escrow and closing costs. It is expected that this disposition fee charged to a series will range from six percent (6%) to seven percent (7%) of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the series, the manager will receive the difference as income.

Following the sale of a property, the manager will distribute the proceeds of such sale, net of the property disposition fee, to the interest holders of the applicable series (after payment of any accrued liabilities or debt on the property or of the series at that time).

Operating Expenses

Each series of our company will be responsible for the costs and expenses attributable to the activities of our company related to such series including, but not limited to:

●	any and all fees, costs and expenses incurred in connection with the management of a series property and preparing any reports and accounts of each series, including, but not limited to, audits of a series’ annual financial statements, tax filings and the circulation of reports to investors;

●	any and all insurance premiums or expenses;

●	any withholding or transfer taxes imposed on our company or a series or any of the members;

●	any governmental fees imposed on the capital of our company or a series;

●	any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against our company, a series or a property manager in connection with the affairs of our company or a series, or relating to legal advice directly relating to our company’s or a series’ legal affairs;

●	any fees, costs and expenses of a third-party registrar and transfer agent appointed by the manager in connection with a series;

●	any indemnification payments;

●	any costs, fees, or payments related to interest or financing expenses for a given series;

●	any potential HOA or association fees related to a given series;

●	any ongoing regulatory or permitting fees related to operating a short-term rental business;

●	the costs of any third parties engaged by the manager in connection with the operations of our company or a series; and

●	any similar expenses that may be determined to be Operating Expenses, as determined by the manager in its reasonable discretion.

The manager will bear its own expenses of an ordinary nature.

If the Operating Expenses exceed the amount of revenues generated from a series property and cannot be covered by any Operating Expense reserves on the balance sheet of such series property, the manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable series, on which the manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such series property (which we refer to as Operating Expenses Reimbursement Obligation(s)), and/or (c) cause additional interests to be issued in such series in order to cover such additional amounts.  See “Description of Business⸺Operating Expenses.”

The Arrived Platform

Arrived Holdings, Inc., the manager, owns and operates a web-based and mobile accessible investment platform, the Arrived Platform. Through the use of the Arrived Platform, investors can browse and screen the investments offered by each of our series and electronically sign legal documents to purchase series interests.

Transferability

The manager may refuse a transfer by an interest holder of its interest in a series if such transfer would result in (a) there being more than 2,000 beneficial owners in such series or more than 500 beneficial owners that are not “accredited investors,” (b) the assets of a series being deemed plan assets for purposes of ERISA, (c) such interest holder holding in excess of 9.8% of a series if such series elects to seek REIT qualification, (d) a change of U.S. federal income tax treatment of our company and/or a series, or I our company, any series, the manager, or its affiliates being subject to additional regulatory requirements. Furthermore, as the interests are not registered under the Securities Act, transfers of interests may only be effected pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws.  See “Description of the Securities Being Offered–Restrictions on Ownership and Transfer” for more information.

Distribution Rights

The manager has sole discretion in determining what distributions are made to interest holders except as otherwise limited by law or the operating agreement. Our company expects the manager to make distributions on a semi-annual basis. However, the manager may change the timing of distributions. For example, the manager may determine to hold distributions until the effective distribution amount, per investor, equals or exceeds $5.00. In this case, the manager would accrue these distributions in an escrow account or other segregated account to be distributed once the minimum distribution amount has been reached or exceeded. See “Description of the Securities Being Offered-Distribution Rights.”

Our Company Information

Our principal executive offices are located at 500 Yale Avenue North, Seattle, WA 98109. Our telephone number is (814) 277-4833. We maintain a website at www.arrivedhomes.com. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this offering circular or any other reports or documents we file with or furnish to the Commission.

Summary Risk Factors

An investment in our interests involves various risks. You should consider carefully the risks discussed below and under “Risk Factors” before purchasing our interests. If any of the following risks occur, the business, financial condition or results of operations of each of our series could be materially and adversely affected. In that case, the value of your interests could decline, and you may lose some or all of your investment.

●	The COVID-19 coronavirus pandemic and other changes in general economic and demographic conditions may cause our business to fail.

●	We are a newly formed entity and have no operating history, which makes our future performance difficult to predict. There is no guarantee that we will be successful in the operation of our company.

●	An investment in a series offering constitutes only an investment in that series and not in our company or directly in any property.

●	We and the manager may not be able to successfully operate our properties or generate sufficient operating cash flows to make or sustain distributions to the holders of our interests.

●	We depend on the manager for the success of each series and for access to the manager’s investment professionals and contractors. We may not find a suitable replacement for the manager if removed, or if key personnel leave the employment of the manager or otherwise become unavailable to us.

●	The termination of the manager is generally limited to cause and certain disposition events related to a property, which may make it difficult or costly to end our relationship with the manager in respect of a series and a property.

●	Potential conflicts of interest may arise among the manager and its affiliates, on the one hand, and our company and our investors, on the other hand.

●	The underlying value and performance of any real estate asset is likely to fluctuate significantly due to seasonality.

●	The market in which the company participates is competitive and, if it does not compete effectively, its operating results could be harmed.

●	The company will be dependent on the efforts of its property manager and the performance, dependability, and reliability of the short-term rental platforms through which the property manager lists the series properties.

●	We may not be able to control a series’ operating costs, or the series’ expenses may remain constant or increase, even if our revenues do not increase, causing our results of operations to be adversely affected.

●	The underlying value and performance of any real estate asset will fluctuate with general and local economic conditions.

●	Our investors do not elect or vote on our board of directors or the managing member of our company and have limited ability to influence decisions regarding the businesses of the series.

●	There is currently no public trading market for any of our series interests, and an active market may not develop or be sustained.

●	Our investors will have limited voting rights and will be bound by a majority vote.

●	We have not established a minimum distribution payment level for any series and a series may be unable to generate sufficient cash flows from its operations to make distributions to holders of interests at any time in the future.

●	Failure of each series to be classified as a separate entity for U.S. federal income tax purposes could adversely affect the timing, amount and character of distributions to a holder of interests.

OFFERING SUMMARY

Securities being offered:

We are offering the maximum number of interests of each series in the Series Offering Table at a price per interest set forth therein. Each offering is being conducted on a “best efforts,” no minimum basis.

Each series of interests is intended to be a separate series of our company for purposes of accounting for assets and liabilities. See “Description of the Securities Being Offered-Description of the Interests” for further details. The series interests will be non-voting except with respect to certain matters set forth in our operating agreement. The purchase of interests in a particular series is an investment only in that series and not an investment in our company as a whole.

Offering price per series interest:	As stated in the Series Offering Table above.

Minimum and maximum subscription:	The minimum subscription by an investor in any series is one (1) interest. In the instance where a series attempts to qualify as a REIT, no investor may own greater than 9.8% of the total interests in such series.

Broker:	We have entered into an agreement with Dalmore, which is acting as our soliciting agent and executing broker in connection with our series offerings. Dalmore is a broker-dealer registered with the Commission and which is or will be registered in each state where our series offerings will be made prior to the launch of each such offering and with such other regulators as may be required to execute the sale transactions and provide related services in connection with our series offerings. Dalmore is a member of the Financial Industry Regulatory Authority, Inc., or FINRA, and the Securities Investor Protection Corporation, or SIPC.

Transfer Agent:	We have entered into an agreement with Colonial Stock Transfer Company, Inc., a registered transfer agent, to perform transfer agent functions with respect to the interests of the Series.

Broker fees:	We will pay Dalmore a brokerage fee equal to 1.0% of the amount raised through each series offering. Notwithstanding the foregoing, Dalmore will not receive any fee on funds raised from the sale of any interests to the manager, its affiliates or the sellers of any of the series properties.

Restrictions on investment:

Each investor must be a “qualified purchaser.” See “Plan of Distribution and Subscription Procedure—Investor Suitability Standards” for further details. The manager may, in its sole discretion, decline to admit any prospective investor, or accept only a portion of such investor’s subscription, regardless of whether such person is a “qualified purchaser.” Furthermore, the manager anticipates only accepting subscriptions from prospective investors located in states where Dalmore is registered.

Generally, no sale may be made to you in any of our series offerings if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Escrow account:

The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest bearing escrow account with North Capital, acting as the Escrow Agent, and will not be commingled with the operating account of any series, until, if and when there is a closing with respect to that series.

When the Escrow Agent has received instructions from the manager that an offering will close and the investor’s subscription is to be accepted (either in whole or part), the Escrow Agent will disburse such investor’s subscription proceeds in its possession to the account of the applicable series.

If any offering is terminated without a closing, or if a prospective investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective investors will be returned promptly to them without interest. Any costs and expenses associated with a terminated offering will be borne by our manager.

Offering period:

The series offerings are being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of a particular series is continuous, active sales of series interests may take place sporadically over the term of the series offering. The term of each series offering will commence within two calendar days after the qualification date of the offering statement of which this offering circular is a part and end no later than the second anniversary of the qualification date of the offering statement.

There will be a separate closing, or closings, with respect to each offering. An initial closing of an offering will occur on the earliest to occur of (i) the date subscriptions for the maximum number of series interests have been accepted, (ii) a date determined by the manager in its sole discretion and (iii) the date one week prior to three months after the offering begins. Additionally, any closing following such initial closing will occur on the earliest to occur of (i) the date subscriptions for the maximum number of series interests have been accepted, (ii) a date determined by the manager in its sole discretion and (iii) the date that is three months after the prior closing for the relevant series offering. A fully executed subscription agreement for any particular investor in a series offering will be accepted or rejected by the manager within 15 days of being received by the series.

If an initial closing has not occurred, an offering will be terminated upon the earliest to occur of (i) the date immediately following the date one week prior to three months after the offering begins and (ii) any date on which the manager elects to terminate the offering for a particular series in its sole discretion. No securities are being offered by existing security-holders.

Use of proceeds to issuer:	The proceeds received in the offering will be applied in the following order of priority of payment:

●	Brokerage Fee: A brokerage fee payable to Dalmore equal to 1% of the amount raised through an offering. Notwithstanding the foregoing, Dalmore will not receive any fee on funds raised from the sale of series interests to the manager, its affiliates or the sellers of the properties;

●	Acquisition Cost of the Underlying Properties: Actual cost of the underlying property of a series paid to the property seller;

●	Offering Expenses: We will reimburse the manager for offering expenses actually incurred in connection with a series offering in an amount up to 2% of gross offering proceeds. In general, these costs include legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering; and

●	Acquisition Expenses: In general, these expenses include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, appraisal, development and acquisition of the property related to a series.

The manager will be responsible for all offering expenses on behalf of each series and will be reimbursed by the series through the proceeds of the series offering for offering expenses actually incurred in an amount up to 2% of gross offering proceeds. Each series will be responsible for its acquisition expenses which it will pay out of the proceeds of its offering and will reimburse the manager for such costs as well as for certain other costs. See “Use of Proceeds to Issuer,” “Management Compensation—Reimbursement of Expenses” and “Plan of Distribution and Subscription Procedure—Fees and Expenses” sections for further details.

Risk factors:	Investing in the interests of a particular series involves risks. See the section entitled “Risk Factors” in this offering circular and other information included in this offering circular for a discussion of factors you should carefully consider before deciding to invest in our series interests.

RISK FACTORS

An investment in our series interests involves risks. In addition to other information contained elsewhere in this offering circular, you should carefully consider the following risks before acquiring our interests offered by this offering circular. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our company, the ability of our company to make cash distributions to the holders of interests and the market price of our interests, which could cause you to lose all or some of your investment in our interests. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Relating to the Structure, Operation and Performance of our Company

The COVID-19 pandemic or the future outbreak of any other highly infectious or contagious diseases could materially and adversely impact or cause disruption to our performance, financial condition, results of operations, cash flows and ability to pay distributions. Further, the pandemic has caused disruptions in the U.S. and global economies and financial markets and created widespread business continuity issues of an as yet unknown magnitude and duration.

The impact of the COVID-19 pandemic and measures to prevent its spread could materially negatively impact our ability to launch and operate our business and our results of operations, financial condition and liquidity in a number of ways, including:

●	an inability to sell our series interests resulting in a lack of capital sufficient to acquire and operate our series properties;

●	a decrease in our series’ revenues as a result of reduced travel caused by regulatory health restrictions or the fear of risks that travel may cause;

●	changes in travel preferences may make it less likely that guests would want to stay in the regions where our series properties are located;

●	an inability to enforce guests’ contractual obligations and/or limits on our ability to raise short-term rental costs due to restrictive measures imposed by local, regional or national governmental authorities;

●	the risk of a prolonged COVID-19 outbreak causing long-term damage to economic conditions, which in turn could cause material declines in the fair market value of our series properties, leading to asset impairment charges and our inability to sell our series properties; and

●	the potential inability of our company or our property manager to maintain adequate staffing for the management and maintenance of our series properties due to any future shelter-in-place orders and/or the continued duration or expansion of the pandemic.

The extent of the COVID-19 pandemic’s effect on our operational and financial performance will depend on future developments including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict. The adverse impact on our business, results of operations, cash flows and financial condition could be material.

The COVID-19 pandemic has resulted in a general decline in real estate transactions and may adversely affect our growth prospects in the near term, and possibly for an extended period, depending upon the duration of the pandemic and its effects on the economy generally and the real estate market more particularly.

The COVID-19 crisis may adversely affect our new series offerings, primarily because equity and debt financing for real estate transactions is constrained. In addition, the crisis has made it more difficult to execute transactions as people work from home and are unable to visit properties, local governmental offices are closed and third parties providing survey, appraisal, insurance, environmental and similar services have more limited capacities. These conditions may adversely affect our ability to maintain our operations while they persist.

We are a newly formed entity with no prior operating history, which makes our future performance difficult to predict. There is no guarantee that we will be successful in the operation of our company.

Our company was recently formed in July 2022. Our first series was formed in the third quarter of 2022 and will commence operations upon the closing of the purchase of the property by such series, which will take place in the third quarter of 2022. We have no prior operating history, and you should consider an investment in our interests in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. To be successful in this market, we and the manager must, among other things:

●	identify and acquire real estate assets consistent with our investment strategies;

●	increase awareness of our name within the investment products market;

●	attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations; and

●	build and expand our operations structure to support our business.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our investors. There can be no assurance that we will achieve our investment objectives.

An investment in a series offering constitutes only an investment in that series and not in our company or directly in any property.

An investor in an offering will acquire an ownership interest in the series related to that offering and not, for the avoidance of doubt, in (i) our company, (ii) any other series, (iii) the manager, or (iv) directly in a property associated with the series or any property owned by any other series. This results in limited voting rights of the investor, which are solely related to a particular series, and are further limited by the operating agreement, described further herein. Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the operating agreement that would adversely change the rights of the interest holders and removal of the manager for “cause.” The manager thus retains significant control over the management of our company, each series and the series properties. Furthermore, because the interests in a series do not constitute an investment in our company as a whole, holders of the interests in a series are not expected to receive any economic benefit from, or be subject to the liabilities of, the assets of any other series. In addition, the economic interest of a holder in a series will not be identical to owning a direct undivided interest in a property.

Each of our company’s series will hold an interest in a single property, a non-diversified investment.

We intend for each of our series, either directly or through its wholly-owned subsidiary, to own and operate a single property. Each series’ return on its investment will depend on the short-term rental revenues generated by such property and the appreciation of the value of the property over time. These, in turn, are determined by such factors as national and local economic cycles and conditions, financial markets and the economy, competition from existing properties as well as future properties and government regulation (such as tax and building code charges). The value of a property may decline substantially after a series purchases it.

Each of our series will own a single property and as a result of this non-diversified investment strategy, unanticipated capital expenditures could lead to a series’ inability to pay dividends or the loss of your investment entirely. Each series’ dividend stream will depend on the short-term rental revenues generated by such property and the appreciation of the value of the property over time.

There can be no guarantee that our company will reach its funding target from potential investors with respect to any series or future proposed series.

Due to the start-up nature of our company, there can be no guarantee that our company will reach its funding target from potential investors with respect to any series or future proposed series. In the event our company does not reach a funding target, it may not be able to achieve its investment objectives by acquiring additional properties through the issuance of further series interests and monetizing them to generate distributions for investors. In addition, if our company is unable to raise funding for additional series, this may impact any investors already holding interests as they will not see the benefits which arise from economies of scale following the acquisition by other series of additional properties.

We may not be able to control our operating costs or our expenses may remain constant or increase, even if our revenues do not increase, causing our results of operations to be adversely affected.

Factors that may adversely affect our ability to control operating costs include the need to pay for insurance and other operating costs, including real estate taxes, which could increase over time; the need periodically to repair and renovate our residential properties; the cost of compliance with governmental regulation, including zoning, environmental and tax laws; the cost of engaging a property manager, listing our properties on third-party sites, and maintaining inventory for furnishing and supplies; the potential for liability under applicable laws; interest rate levels; principal loan amounts; and the availability of financing. If our operating costs increase as a result of any of the foregoing factors, our results of operations may be adversely affected.

The expense of owning and operating a property is not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from a property. As a result, if revenues decline, we may not be able to reduce our expenses accordingly. Costs associated with short-term rental investments, such as real estate taxes, insurance, property management and listing costs, loan payments and maintenance, generally will not be reduced even if a property is not fully occupied or other circumstances cause our revenues to decrease. If we are unable to decrease operating costs when demand for our properties decreases and our revenues decline, our financial condition, results of operations and our ability to make distributions to our investors may be adversely affected.

Competition could limit our ability to acquire attractive investment opportunities and increase the costs of those opportunities which may adversely affect us, including our profitability, and impede our growth

The real estate market is highly competitive, and we will compete with other entities engaged in real estate investment activities to locate suitable residential properties to acquire. These competitors will include REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships and individual investors. Some of these competitors have substantially greater marketing and financial resources than we will have and generally may be able to accept more risk than we can prudently manage. Competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell.

In addition, these same entities seek financing through similar channels to our company. Disruptions or dislocations in the credit markets could impact the cost and availability of debt to finance real estate investments, which is a key component of our acquisition strategy. A downturn in the credit markets and a potential lack of available debt could limit our ability to pursue suitable investment opportunities and create a competitive advantage for other entities that have greater financial resources than we do. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we acquire investments at higher prices and/or by using less-than-ideal capital structures, our returns will be lower and the value of our respective assets may not appreciate or may decrease significantly below the amount we paid for such assets. This competition could increase prices for properties of the type we may pursue and adversely affect our profitability and impede our growth.

Competition may impede our ability to attract or retain guests, which could adversely affect our results of operations and cash flow.

Operating rental properties, and short-term rentals in particular, is highly competitive. We will compete based on a number of factors that include location, rental rates, security, suitability of a property’s design to prospective guests’ needs and the manner in which a property is operated and marketed. The number of competing properties could have a material effect on our occupancy levels, rental rates and on the operating expenses of certain of our properties.  If other developers of similar spaces in our markets offer short-term rentals at prices comparable to or less than the prices we offer on the properties we acquire, we may be unable to attract or retain guests to book space in our properties, which could adversely affect our results of operations and cash flow.

We may fail to successfully operate acquired properties, which could adversely affect us and impede our growth.

The manager’s ability to identify and acquire properties on favorable terms and successfully develop, redevelop and/or operate them may be exposed to significant risks. Agreements for the acquisition of properties are subject to customary conditions to closing, including completion of due diligence investigations and other conditions that are not within our control, which may not be satisfied.  We may be unable to complete an acquisition after incurring certain acquisition-related costs. In addition, if mortgage debt is unavailable at reasonable rates, we may be unable to finance the acquisition on favorable terms in the time period we desire, or at all. We may also spend more than budgeted to make necessary improvements or renovations to acquired properties and may not be able to obtain adequate insurance coverage for new properties.  Any delay or failure to identify, negotiate, finance and consummate such acquisitions in a timely manner and on favorable terms, or operate acquired properties to meet our financial expectations, could impede our growth and have an adverse effect on us, including our financial condition, results of operations, cash flow and the market value of our interests.

Disruptions in the financial markets or deteriorating economic conditions could adversely impact the short-term rental market, which could hinder our ability to implement our business strategy and generate returns to you.

The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for short-term rentals, declining real estate values, or the public perception that any of these events may occur, may result in a general decline in acquisition, disposition and short-term rental activity, as well as a general decline in the underlying value of any asset, which in turn could result in poor economic performance. In such cases, investors may lose the full value of their investment, or may not experience any distributions from the series.

During an economic downturn, it may also take longer for us to dispose of real estate investments or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses as a result of such impairment or we could experience reduced profitability related to declines in real estate values or rents. Further, as a result of our target leverage, our exposure to adverse general economic conditions will be heightened.

All the conditions described above could adversely impact our business performance and profitability, which could result in our failure to make distributions to our investors and could decrease the value of an investment in us. In addition, in an extreme deterioration of our business, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or other obligations under secured loans, the lenders will be entitled to proceed against the collateral granted to them to secure the debt owed.

You may be more likely to sustain a loss on your investment because the manager does not have as strong an economic incentive to avoid losses as do managers who have made significant equity investments in their companies.

Because it has not made a significant equity investment in our company, the manager will have little exposure to loss in the value of a series’ interests. Without this exposure, our investors may be at a greater risk of loss because the manager does not have as much to lose from a decrease in the value of our interests as do those managers who make more significant equity investments in their companies.

Any adverse changes in the manager’s financial health or our relationship with the manager or its affiliates could hinder our operating performance and the return on your investment.

The manager will utilize the manager’s personnel to perform services on its behalf for us. Our ability to achieve our investment objectives and to pay distributions to our investors is dependent upon the performance of the manager and its affiliates as well as the manager’s real estate professionals in the identification and acquisition of investments, the management of our assets and operation of our day-to-day activities. Any adverse changes in the manager’s financial condition or our relationship with the manager could hinder the manager’s ability to successfully manage our operations and our properties.

Compliance with governmental laws, regulations and rules that are applicable to our short-term rental properties may adversely affect our business and growth strategies.

Short-term rental properties are subject to laws, regulations and rules on city, state, country and regional levels. While a number of cities have implemented legislation to address short-term rentals, there are many others that are not yet explicitly addressing or enforcing short-term rental laws, and could follow suit and enact regulations. Compliance with new laws, regulations, government policies, or changes in their interpretations in the locations where we operate could entail significant challenges and uncertainties. In the event of any such changes, pre-existing bookings may not be honored and current and future listings and bookings could decline significantly, and our relationship with our guests could be negatively impacted.

Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers, may restrict our use of our residential properties and may require us to obtain approval from local officials or community standards organizations at any time with respect to our residential properties, including prior to acquiring any of our residential properties or when undertaking renovations. Among other things, these restrictions may relate to fire and safety, seismic, asbestos-cleanup or hazardous material abatement requirements. We cannot assure you that existing regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that would increase such delays or result in additional costs. Our business and growth strategies may be materially and adversely affected by our ability to obtain permits, licenses and zoning approvals. Our failure to obtain such permits, licenses and zoning approvals could have a material adverse effect on us and cause the value of our interests to decline.

If our company’s series limited liability company structure is not respected, then investors may have to share any liabilities of our company with all investors and not just those who hold the same series as them.

Our company is structured as a Delaware series limited liability company that issues interests in a separate series for each property.  Each series will merely be a separate series and not a separate legal entity.  Under the Delaware Limited Liability Company Act (the “LLC Act”), if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of investors holding interests in one series is segregated from the liability of investors holding interests in another series and the assets of one series are not available to satisfy the liabilities of other series.  Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. state or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation.  If our company’s series limited liability company structure is not respected, then investors may have to share any liabilities of our company with all investors and not just those who hold the same series interests as them.  Furthermore, while we intend to maintain separate and distinct records for each series and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of a series to the liabilities of another series.  The consequence of this is that investors may have to bear higher than anticipated expenses which would adversely affect the value of their interests or the likelihood of any distributions being made by a particular series to its investors.  In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series should be applied to meet the liabilities of the other series or the liabilities of our company generally where the assets of such other series or of our company generally are insufficient to meet our liabilities.

Risks Relating to the Offerings

We are offering our interests pursuant to Tier 2 of Regulation A and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our interests less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we are subject to scaled disclosure and reporting requirements which may make an investment in our interests less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting.  The differences between disclosures for Tier 2 issuers versus those for emerging growth companies include, without limitation, only needing to file final semiannual reports as opposed to quarterly reports and far fewer circumstances where a current disclosure would be required.  In addition, given the relative lack of regulatory precedent regarding the recent amendments to Regulation A, there is some regulatory uncertainty in regard to how the Commission or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to.  For example, a number of states have yet to determine the types of filings and amount of fees that are required for such an offering.  If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of the interests, we may be unable to raise the funds necessary to fund future offerings, which could impair our ability to offer a diversified portfolio of properties and create economies of scale, which may adversely affect the value of the interests or the ability to make distributions to investors.

We are subject to ongoing public reporting requirements that are less rigorous than rules for more mature public companies, and our investors receive less information.

We are required to report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for public companies reporting under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of our fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of our fiscal year.

We also may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We would expect to elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and investors could receive less information than they might expect to receive from more mature public companies.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer.  We are in the process of evaluating whether our internal control procedures are effective and, therefore, there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

If we are required to register under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the manager and may divert attention from management of the properties by the manager or could cause the manager to no longer be able to afford to run our business.

The Exchange Act requires issuers with more than $10 million in total assets to register its equity securities under the Exchange Act if its securities are held of record by more than 2,000 persons or 500 persons who are not “accredited investors.” While the operating agreement presently prohibits any transfer that would result in any series being held of record by more than 2,000 persons or 500 non-“accredited investors,” there can be no guarantee that we will not exceed those limits and the manager has the ability to unilaterally amend the operating agreement to permit holdings that exceed those limits. If we are required to register under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the manager and may divert attention from management of the properties by the manager or could cause the manager to no longer be able to afford to run our business.

If our company were to be required to register under the Investment Company Act or the manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each series and the manager may be forced to liquidate and wind up each series or rescind the offerings for any of the series.

Our company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the manager is not and will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”) and the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act.  Our company and the manager have taken the position that the properties are not “securities” within the meaning of the Investment Company Act or the Investment Advisers Act, and thus our company’s assets will consist of less than 40% investment securities under the Investment Company Act and the manager is not and will not be advising with respect to securities under the Investment Advisers Act.  This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation.  If our company were to be required to register under the Investment Company Act or the manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each series and the manager may be forced to liquidate and wind up each series or rescind the offerings for any of the series or the offering for any other series.

Risks Related to Conflicts of Interest

We are dependent on the manager and its affiliates and their key personnel who provide services to us through the operating agreement, and we may not find a suitable replacement if the operating agreement is terminated, or if key personnel leave or otherwise become unavailable to us, which could have a material adverse effect on our performance.

We do not expect to have any employees and we are completely reliant on the manager to provide us with investment and advisory services. We expect to benefit from the personnel, relationships and experience of the manager’s executive team and other personnel and investors of the manager and expect to benefit from the same highly experienced personnel and resources we need for the implementation and execution of our investment strategy.  Each of our executive officers also serves as an officer of the manager. The manager will have significant discretion as to the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success will depend to a significant extent upon the efforts, experience, diligence, skill and relationships of the executive officers and key personnel of the manager. The executive officers and key personnel of the manager will evaluate, negotiate, close and monitor our properties. Our success will depend on their continued service.

In addition, we offer no assurance that the manager will remain the manager or that we will continue to have access to the manager’s principals and professionals. If the operating agreement is terminated and no suitable replacement is found to manage us, our ability to execute our business plan will be negatively impacted.

The ability of the manager and its officers and other personnel to engage in other business activities, including managing other similar companies, may reduce the time the manager spends managing the business of our company and may result in certain conflicts of interest.

Our officers also serve or may serve as officers or employees of Arrived Holdings, Inc., as well as other manager-sponsored vehicles, and other companies unaffiliated with the manager. These other business activities may reduce the time these persons spend managing our business. Further, if and when there are turbulent conditions in the real estate markets or distress in the credit markets or other times when we will need focused support and assistance from the manager, the attention of the manager’s personnel and executive officers and the resources of the manager may also be required by other manager-sponsored vehicles. In such situations, we may not receive the level of support and assistance that we may receive if we were internally managed or if we were not managed by the manager. In addition, these persons may have obligations to other entities, the fulfillment of which might not be in the best interests of us or any of our investors. Our officers and the manager’s personnel may face conflicts of interest in allocating sale, financing, leasing and other business opportunities among the real properties owned by the various companies and our series.

The terms of the operating agreement make it difficult to end our relationship with the manager.

Under the terms of the operating agreement, holders of interests in each series of our company have the right to remove our manager as manager of our company, by a vote of two-thirds of the holders of all interests in each series of our company (excluding our manager) voting together, in the event our manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a series of interests or our company. Unsatisfactory financial performance does not constitute grounds to terminate and remove the manager under the operating agreement. These provisions make it difficult to end our company’s relationship with the manager, even if we believe the manager’s performance is not satisfactory.

The operating agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the manager.

The operating agreement provides that the manager, in exercising its rights in its capacity as the manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our bylaws, or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

There are conflicts of interest among us, the manager and its affiliates.

Each of our executive officers is an executive officer of the manager. All the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm’s-length negotiations. Some of the conflicts inherent in our company’s transactions with the manager and its affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The manager and its affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of our interests.

The operating agreement provides the manager with broad powers and authority which may exacerbate the existing conflicts of interest among your interests and those of the manager, its executive officers and its other affiliates. Potential conflicts of interest include, but are not limited to, the following:

●	the manager or an affiliate of the manager may sell certain properties to various series. The manager will be setting the purchase price that a series will pay for such a property, which price may be higher than appraised values or comparable property prices;

●	the manager, its executive officers and its other affiliates may continue to offer other real estate investment opportunities, including equity offerings similar to this offering, and may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;

●	the manager, its executive officers and its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits or fees or other compensation from any other business owned and operated by the manager, its executive officers and/or its other affiliates for their own benefit;

●	we may engage the manager or affiliates of the manager to perform services at prevailing market rates. Prevailing market rates are determined by the manager based on industry standards and expectations of what the manager would be able to negotiate with third party on an arm’s length basis; and

●	the manager, its executive officers and its other affiliates are not required to devote all of their time and efforts to our affairs.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any transaction to which we or any of our subsidiaries has an interest or engaging for their own account in business activities of the types conducted by us.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any asset to be acquired or disposed of by us or any of our subsidiaries or in any transaction to which we or any of our subsidiaries are a party or have an interest. Additionally, we do not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. In addition, our management agreement with the manager does not prevent the manager and its affiliates from engaging in additional management or investment opportunities, some of which could compete with us.

The manager’s liability is limited under the operating agreement, and we have agreed to indemnify the manager against certain liabilities.  As a result, we may experience poor performance or losses for which the manager would not be liable.

Pursuant to our company’s operating agreement, the manager will not assume any responsibility other than to render the services called for thereunder and not will be responsible for any action of our board of directors in following or declining to follow the manager’s advice or recommendations. The manager maintains a contractual, as opposed to a fiduciary, relationship with us and our investors. Under the terms of the operating agreement, the manager, its officers, investors, members, managers, directors and personnel, any person controlling or controlled by the manager and any person providing sub-advisory services to the manager will not be liable to us, any subsidiary of ours, our board of directors, or our investors, members or partners or any subsidiary’s investors, members or partners for acts or omissions performed in accordance with and pursuant to the operating agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the operating agreement. Accordingly, we and our investors will only have recourse and be able to seek remedies against the manager to the extent it breaches its obligations pursuant to the operating agreement. Furthermore, we have agreed to limit the liability of the manager and to indemnify the manager against certain liabilities. We have agreed to reimburse, indemnify and hold harmless the manager, its officers, investors, members, managers, directors and personnel, any person controlling or controlled by the manager and any person providing sub-advisory services to the manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from, acts or omissions of such indemnified parties not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of the manager’s duties, which have a material adverse effect on us. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the operating agreement because of our desire to maintain our ongoing relationship with the manager.

Risks Related to Real Estate Investments Generally

Our real estate assets will be subject to the risks typically associated with real estate.

Our real estate assets will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

●	natural disasters such as hurricanes, earthquakes and floods;

●	acts of war or terrorism, including the consequences of terrorist attacks;

●	adverse changes in national and local economic and real estate conditions;

●	an oversupply of (or a reduction in demand for) short-term rentals in the areas where particular properties are located and the attractiveness of particular properties to prospective guests;

●	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

●	costs of remediation and liabilities associated with environmental conditions affecting properties; and

●	the potential for uninsured or underinsured property losses.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of booking revenue that can be generated net of expenses required to be incurred with respect to a property. Many expenditures associated with a property (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in rental income from the property.

Our acquisitions will be premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced. These factors may have a material adverse effect on the value that we can realize from our assets.

We face possible risks associated with natural disasters and the physical effects of climate change, which could have a material adverse effect on our business, results of operations, and financial condition.

To the extent climate change causes changes in weather patterns, the coastal destinations where our rental properties are located could experience increases in storm intensity and rising sea levels, causing damage to our properties that could result in reduced bookings at these properties. Climate change may also affect our business by increasing the cost of or eliminating property insurance on terms we find acceptable in areas most vulnerable to such events. This could increase operating costs, including the cost of water or energy, and require us to expend funds to repair and protect our properties from such events. In addition, changes in federal, state and local legislation and regulations designed to address climate change could result in increased capital expenditures to improve the energy efficiency of a property that we acquire in order to comply with such legislation and regulations. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

The performance of any short-term rental is likely to fluctuate significantly due to seasonality based on the location of the specific property.

The performance of and rental income generated by any short-term rental property is likely to fluctuate significantly during the course of a year, reflecting periods of lower or higher demand based on the location of the property. Declines in occupancy rates and revenues during low seasons may occur, while costs and expenses do not decline at the same rate, if at all, having a material adverse effect on our profitability, cash flow and ability to make distributions to investors.

The market in which the company participates is competitive and, if it does not compete effectively, its operating results could be harmed.

The company competes with many others engaged in real estate in general and short-term rental operating activities in particular, including, but not limited to, individuals, corporations, bank and insurance company investment accounts, real estate investment trusts, and private real estate funds. In particular, the company intends to cause the property manager to list its short-term rental properties through established third-party rental booking platforms, such as Airbnb and Vrbo. The company’s properties will compete with all other properties listed on those sites in the vicinity of the company’s properties, as well as other traditional accommodations such as hotels that may have built-in client bases and greater resources to withstand economic downturns or off-peak vacancies. This market is competitive and rapidly changing. Significant increases in the number of listings for short-term rentals in the geographic areas where the company’s properties are located, if not met by a similar increase in demand for short-term rentals, is likely to cause downward pressure on rental rates and, potentially, the value of the real estate assets. The company expects competition to persist and intensify in the future, which could its ability to generate sufficient rental income from its short-term properties or acquire additional properties on terms that investors find to be reasonable.

The company will be dependent on the efforts of its property manager and the performance, dependability, and reliability of the short-term rental platforms through which the property manager lists the series properties.

The company intends to cause the property manager to promote the company’s short-term rental properties through third-party rental booking platforms, such as Airbnb and Vrbo, and will rely on these platforms to facilitate bookings, communications with renters, and collection of rental amounts and taxes, and to remit those payments appropriately. If these platforms were to experience disruptions or fail to meet users’ expectations, our business could suffer. Furthermore, if one or more of these platforms were to cease operations or to reject our listings, we may have difficulty renting our short-term properties, which could have a material adverse effect on our results, profitability and the ability to make distributions to investors.

The company may decide to sell a residential property which could conflict with an investor’s interests.

The company may decide to sell any property at any time in accordance with the management rights afforded to the manager. Investors will not have a say in this decision. The timing and decision to sell a property may conflict with investors’ personal interests, beliefs or theories regarding the real estate market. Further, it is possible the sale will not be done at an optimal time. In any case, investors would not have any cause of action against the company or the manager for such sales.

We anticipate involvement in a variety of litigation.

We anticipate involvement in a range of legal actions in the ordinary course of business, including disputes between the company and guests, challenges to title and ownership rights, and issues with local housing officials arising from the condition, maintenance or operation of one or more of our residential properties. These issues may escalate into legal action from time to time. These actions can be time consuming and expensive. We cannot assure you that we will not be subject to expenses and losses that may adversely affect our operating results.

We may be subject to unknown or contingent liabilities related to properties that we acquire for which we may have limited or no recourse against the sellers.

Properties that we may acquire in the future may be subject to unknown or contingent liabilities for which we may have limited or no recourse against the sellers. Unknown or contingent liabilities might include liabilities for clean-up or remediation of environmental conditions, claims of prior tenants or renters, vendors or other persons dealing with the acquired properties, tax liabilities and other liabilities whether incurred in the ordinary course of business or otherwise. In the future we may enter into transactions with limited representations and warranties or with representations and warranties that do not survive the closing of the transactions or that only survive for a limited period, in which event we would have no or limited recourse against the sellers of such properties. While we expect to usually require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification is often limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses.

As a result, there is no guarantee that we will recover any losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that we may incur with respect to liabilities associated with acquired properties may exceed our expectations, which may adversely affect our business, financial condition, results of operations and cash flow. Finally, we expect that indemnification agreements between us and the sellers will typically provide that the sellers will retain certain specified liabilities relating to the properties acquired by us. While the sellers are generally contractually obligated to pay all losses and other expenses relating to such retained liabilities, there can be no guarantee that such arrangements will not require us to incur losses or other expenses as well.

We may not be able to sell our properties at a price equal to, or greater than, the price for which we purchased such properties, which may lead to a decrease in the value of our assets.

The value of a property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase a property.

We may be required to make significant capital expenditures to improve the properties in order to attract guests, generate positive cash flow or make short-term rental properties suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow.

In the event there are adverse economic conditions in the short-term rental market which lead to an increase in guest defaults, lower booking rates and less demand for short-term rentals, we may be more inclined to improve the properties or provide additional services to our guests in order to compete in a more competitive short-term rental environment, all of which could negatively affect our cash flow. If the necessary capital is unavailable, we may be unable to make these potentially significant capital expenditures. This could result in decreased bookings by guests and our properties remaining vacant, which could adversely affect our financial condition, results of operations, cash flow and the market value of our interests.

Our dependence on short-term rental revenue may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions to our investors.

Our income will be primarily derived from short-term rental revenue from residential properties. As a result, our performance will depend on our ability to collect rental revenue from guests. Our income and funds for distribution would be adversely affected if our guests fail to make payments when due or cause damage to the property. These actions could result in the loss of revenue attributable to the terminated rental agreements or increased costs to repair the property. The loss of rental revenues from our guests or increased costs to repair property may adversely affect us, including our profitability, our ability to meet our debt and other financial obligations and our ability to make distributions to our investors.

We may engage in development, redevelopment or repositioning activities in the future, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We may engage in development, redevelopment or repositioning activities with respect to properties that we acquire as we believe market conditions dictate.  If we engage in these activities, we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation:

●	the availability and pricing of financing on favorable terms or at all;

●	the availability and timely receipt of zoning and other regulatory approvals;

●	the potential for the fluctuation of short-term rental rates at development and redevelopment properties, which may result in our investment not being profitable;

●	start up, development, repositioning and redevelopment costs may be higher than anticipated;

●	cost overruns and untimely completion of construction (including risks beyond our control, such as weather, labor conditions or material shortages); and

●	changes in the pricing and availability of buyers and sellers of such properties.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, and the market value of our interests and our ability to satisfy our debt obligations and to make distributions to our investors.

Our properties may be subject to impairment charges.

We will periodically evaluate our real estate investments for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, short-term rental performance and legal structure. If we determine that an impairment has occurred, we would be required to make a downward adjustment to the net carrying value of a property. Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that these adverse changes will be reversed in the future and the decline in the impaired property’s value could be permanent.

If we fail to diversify our properties, downturns relating to certain geographic regions, industries or business sectors may have a more significant adverse impact on our assets and our ability to pay distributions than if we had a diversified investment portfolio.

While we intend to diversify our properties by geography, investment size and investment risk, we are not required to observe specific diversification criteria. Therefore, our investments may at times be concentrated in a limited number of geographic locations, or secured by assets concentrated in a limited number of geographic locations. To the extent that our properties are concentrated in limited geographic regions, downturns relating generally to such region may result in defaults on a number of our investments within a short time period, which may reduce our net income and the value of our interests and accordingly limit our ability to pay distributions to our investors.

Any adverse economic or real estate developments in our target markets could adversely affect our operating results and our ability to pay distributions to our investors.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of co-venturers and disputes between us and our co-venturers.

We may enter into joint ventures, partnerships and other co-ownership arrangements (including preferred equity investments) for the purpose of making investments. In such event, we would not be in a position to exercise sole decision-making authority regarding the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their required capital contributions. Co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the co-venturer would have full control over the joint venture. In addition, to the extent our participation represents a minority interest, a majority of the participants may be able to take actions which are not in our best interests because of our lack of full control. Disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers from focusing their time and effort on our business. Consequently, actions by or disputes with co-venturers might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-venturers.

Property taxes could increase due to property tax rate changes or reassessment, which could impact our financial condition, results of operations and cash flow.

A series generally will be required to pay state and local taxes on its property. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, the value of our interests and our ability to satisfy our principal and interest obligations and to make distributions to our investors could be adversely affected.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage, including due to the potential non-renewal of the Terrorism Risk Insurance Program (TRIP), could reduce our cash flows and the return on our investors’ investments.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with such catastrophic events could sharply increase the premiums we pay for coverage against property and casualty claims.

This risk is particularly relevant with respect to potential acts of terrorism. The Terrorism Risk Insurance Program (TRIP), under which the U.S. federal government bears a significant portion of insured losses caused by terrorism, was extended until December 31, 2027 pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019, but there can be no assurance that Congress will act to renew or replace the TRIP following its expiration. If the TRIP is not renewed or replaced, terrorism insurance may become difficult or impossible to obtain at reasonable costs or at all, which may result in adverse impacts and additional costs to us.

Changes in the cost or availability of insurance due to the non-renewal of the TRIP or for other reasons could expose us to uninsured casualty losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our investors’ investments. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to investors.

Additionally, mortgage lenders insist in some cases that multifamily property owners purchase coverage against terrorism as a condition for providing mortgage loans. Accordingly, to the extent terrorism risk insurance policies are not available at reasonable costs, if at all, our ability to finance or refinance our properties could be impaired. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses.

Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations.

From time to time, we may attempt to acquire multiple properties in a single transaction. Multiple property portfolio acquisitions are more complex and expensive than single-property acquisitions, and the risk that a portfolio acquisition does not close may be greater than in a single-property acquisition. A seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate or attempt to dispose of these properties. To acquire multiple properties in a single transaction we may be required to accumulate a large amount of cash. We would expect the returns that we earn on such cash to be less than the ultimate returns in real property and, therefore, accumulating such cash could reduce the funds available for distributions to our investors.

Our targeted investments may include condominium interests. Condominium interests are subject to special risks that may reduce your return on investment.

Our targeted investments may include condominium interests, which is a type of common ownership interest. Common ownership interests are subject to special risks that may reduce your return on investment. For example, common ownership interests are governed by associations in which we, as a condominium unit owner, have a vote. We may be outvoted by the other members of the condominium respecting matters that materially impact the management, appearance, safety or financial soundness of the dwelling or of the association.

The value of common ownership intecurey be decreased by the default of other interest holders on their homeowners association, or HOA, fees or similar fees. If enough holders default on their fees, the HOA’s liquidity and net worth may decrease dramatically. If the HOA or board is forced to foreclose on any delinquent interests representing the condominium interests, a lowered value realized at the foreclosure sale may adversely impact the market value of every other unit.

We, as a common ownership interest owner, will also be required to pay HOA fees. If we default in our payment, we may be obligated to pay financial penalties or, in severe circumstances, our unit may be foreclosed on by the board or the HOA. If the board or HOA is mismanaged or if the applicable property suffers from neglect or deferred maintenance, HOA fees may increase, which may reduce our cash flow from operations and your ability to receive distributions.

Real estate investments are relatively illiquid and may limit our flexibility.

Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions.  Our ability to dispose of assets in the future will depend on prevailing economic and market conditions.  Our inability to sell our properties on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations.  In addition, real estate can at times be difficult to sell quickly at prices we find acceptable. When we sell any of our assets, we may recognize a loss on such sale.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions to our investors and make additional investments.

We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation, or FDIC, only insures amounts up to $250,000 per depositor per insured bank. We expect to have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000.

The occurrence of a cyber incident, or a deficiency in our cyber security, could Iegatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, or damage to our business relationships, all of which could negatively impact our financial results.

We collect and retain certain personal information provided by our series investors and guests who may stay in the properties owned by the series. While we expect to implement a variety of security measures to protect the confidentiality of this information and periodically review and improve our security measures, we can provide no assurance that we will be able to prevent unauthorized access to this information.  A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. As our reliance on technology has increased, so have the risks that could directly result from the occurrence of a cyber incident including operational interruption, damage to our relationships with our investors and guests, and private data exposure, any of which could negatively impact our reputation and financial results.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

From time to time we may acquire unimproved real property or properties that are under development or construction. Investments in such properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders’ ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder’s performance may also be affected or delayed by conditions beyond the builder’s control. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or Ioss of our investment. In addition, we must rely on short-term rental income and expense projections and estimates of the fair market value of residential property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Inflation may adversely affect our financial condition and results of operations.

An increase in inflation could have an adverse impact on any floating rate mortgages or credit facilities we may enter into and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our investors.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. The condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions to our investors and may reduce the value of your investment.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would adversely affect our operating results.

Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us or our property manager and its assignees from operating such properties. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury or other damage claims could reduce our cash available for distributions to our investors.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances, including asbestos-containing materials and lead-based paint, on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could materially adversely affect our business, assets or results of operations and, consequently, reduce the amounts available for distribution to our investors.

Costs associated with complying with the Americans with Disabilities Act and similar laws (including but not limited to the Fair Housing Amendments Act of 1988 and the Rehabilitation Act of 1973) may decrease cash available for distributions to our investors.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1991 to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access.  If one or more of our properties that we acquire are not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged noncompliance with such laws, could adversely affect us, including our future results of operations and cash flows.

Declines in the market values of the properties we invest in may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our investors.

Some of the assets we invest in may be classified for accounting purposes as “available-for-sale.” These investments will be carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to investors’ equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for-sale asset falls below its amortized value and is not temporary, we will recognize a loss on that asset on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of the assets we invest in may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to our investors.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. If we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those investments that we have that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Our investments may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of, and the cash flows from, residential real estate properties, which could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our investors. In addition, possible future declines in booking rates and rental incomes may result in decreased cash flows from our rental properties.

Deficiencies in our internal controls over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition and liquidity.

Effective internal controls over financial reporting are necessary for us to accurately report our financial results. There can be no guarantee that our internal controls will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal controls will become more complex, and we may require significantly more resources to ensure our internal controls remain effective. Deficiencies, including any material weakness, in our internal control over financial reporting could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition and liquidity.

Risks  Related to U.S. Federal Income Tax Matters

If a series cannot be treated as a corporation for tax purposes, investors may be taxed as partners in a partnership.

The rule that a separate series of a series LLC is an eligible entity that may elect to be treated as a corporation for federal income tax purposes is contained in proposed Treasury Regulations not yet technically in force (Prop. Treas. Reg. Section 301.7701- 1(a)(5)) and could be subject to change if and when those proposed Treasury Regulations are issued in final form. If such a change were to occur, investors in a series would likely be treated as partners in a partnership and would be subject to current federal income tax on their proportional share of the income of such series.

Legislative or regulatory action with respect to tax laws and regulations could adversely affect our company and our investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in the interests. In particular, on December 22, 2017, President Trump signed the Tax Cuts and Jobs Act (the “Tax Act”) into law. The Tax Act includes major changes to U.S. tax laws and represents the most significant changes to the Internal Revenue Code since 1986. In addition, recently enacted legislation intended to support the economy during the COVID-19 pandemic, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), made technical corrections, or temporary modifications, to certain of the provisions of the Tax Act. Additional changes to the tax laws are likely to continue to occur, and we cannot assure investors that any such changes will not adversely affect their taxation, the investment in their interests or the market value or the resale potential of our assets. Investors are urged to consult with their own tax advisor with respect to the impact of recent legislation, including the Tax Act and CARES Act, on their investment in the interests and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in the interests.

Risks Related to Ownership of our Interests

There is currently no public trading market for our securities.

There is currently no public trading market for any of our series interests, and an active market may not develop or be sustained.  If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your interests at any price. Even if a public market does develop, the market price could decline below the amount you paid for your interests.

If a market ever develops for our interests, the market price and trading volume may be volatile.

If a market develops for our interests, the market price of our interests could fluctuate significantly for many reasons, including reasons unrelated to our performance, the series properties or the series, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their share prices, the value of our interests may decline as well.

In addition, fluctuations in operating results of a particular series or the failure of operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary certifications or licenses to conduct our business.

There may be state law restrictions on an investor’s ability to sell the interests.

Each state has its own securities laws, often called “blue sky” laws, which (1) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Also, Dalmore must be registered in that state. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our interests. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our interests. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

Investors’ limited voting rights restrict their ability to affect the operations of the company or a series.

Our manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors.  The investors only have limited voting rights in respect of the series in which they are invested. Investors will therefore be subject to any amendments the manager makes (if any) to the operating agreement and allocation policy and also any decision it takes in respect of our company and the applicable series, which the investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions and such amendments or decisions may not be in the best interests of all of the investors as a whole but only a limited number.

Furthermore, our manager can only be removed as manager of our company and each series of interests in a very limited circumstance, following a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with our company or a series of interests. Investors would therefore not be able to remove the manager merely because they did not agree, for example, with how the manager was operating a series property.

This offering is being conducted on a “best efforts” basis and we may not be able to execute our growth strategy if we are unable to raise this capital.

We are offering the interests on a “best efforts” basis, and we can give no assurance that all of the offered interests will be sold. If you invest in our interests and more than the minimum number of offered interests are sold, but less than all of the offered interests are sold, the risk of losing your entire investment will be increased. If substantially less than the maximum amount of interests offered are sold, we may be unable to fund all the intended uses described in this offering circular from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and the working capital generated by us may not be sufficient to fund any uses not financed by offering net proceeds.

The offering price for the interests determined by us may not necessarily bear any relationship to established valuation criteria such as earnings, book value or assets that may be agreed to between purchasers and sellers in private transactions or that may prevail in the market if and when our interests can be traded publicly.

The price of the interests is a derivative result of the cost that a series is expected to incur in acquiring a property.  These prices do not necessarily accurately reflect the actual value of the interests or the price that may be realized upon disposition of the interests.

Funds from purchasers accompanying subscriptions for the interests will not accrue interest while in escrow.

The funds paid by an investor for interests will be held in a non-interest-bearing escrow account until the admission of the subscriber as an investor in the applicable series, if such subscription is accepted. Purchasers will not have the use of such funds or receive interest thereon pending the completion of the offering. No subscriptions will be accepted, and no interests will be sold unless valid subscriptions for the offering are received and accepted prior to the termination of the applicable offering. If we terminate an offering prior to accepting a subscriber’s subscription, escrowed funds will be returned promptly, without interest or deduction, to the proposed investor.

Your interest in us will be diluted if and when we issue additional interests in a series, which could reduce the overall value of your investment.

Investors do not have preemptive rights to any additional series interests we issue in the future. Under our operating agreement, we have authority to issue an unlimited number of additional interests in a series or other securities, although, under Regulation A, we are only allowed to sell up to $75 million of interests in any 12-month period (although we may raise capital in other ways). In particular, our manager is authorized, subject to the restrictions of Regulation A and other applicable securities laws, to provide for the issuance of an unlimited amount of one or more classes or series of interests, and to designate the number of interests, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof in the series designation applicable to such class or series, without investor approval. The manager may elect to (i) sell additional interests in our current and future continuous offerings, (ii) issue equity interests in private offerings, or (iii) issue interests to our manager, or its successors or assigns, in payment of an outstanding fee obligation. In addition, the asset management fee (as described in “Management—Management Compensation”) includes the issuance of series interests to the manager. To the extent we issue additional equity interests, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your interests.

Any dispute in relation to the operating agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where federal law requires that certain claims be brought in federal courts.  The operating agreement, to the fullest extent permitted by applicable law, provides for investors to waive their right to a jury trial.

Each investor will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required by federal law, a federal court of the United States, as in the case of claims brought under the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

If an interest holder were to bring a claim against our company or the manager pursuant to the operating agreement and such claim was governed by state law, it would have to bring such claim in the Delaware Court of Chancery. The operating agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the Delaware, which govern the operating agreement, by a federal or state court in the State of Delaware, which has exclusive jurisdiction over matters arising under the operating agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.

We believe that this is the case with respect to the operating agreement and our interests. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the operating agreement. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the operating agreement with a jury trial. No condition, stipulation or provision of the operating agreement or our interests serves as a waiver by any investor or beneficial owner of our interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, our company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and our company believes that the provision does not impact the rights of any investor or beneficial owner of our interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations and may limit an investor’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage an investor to the extent a judge might be less likely than a jury to resolve an action in the investor’s favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could materially and adversely affect our business and financial condition.

DILUTION

Dilution means a reduction in value, control or earnings of the interests an investor owns. There will be no dilution to any investors associated with our initial series offerings. However, from time to time, additional interests in a series offered hereby may be issued in order to raise capital to cover such series’ ongoing Operating Expenses, which may result in dilution of the interests of the then-current investors. See “Description of Business-Operating Policies-Equity Capital Policies” for further details. Additionally, as a portion of the asset management fee, the manager will receive one-half percent (0.5%) of the purchase price of each series property issued in the form of membership interests of that series. The payment of such consideration may result in dilution of investors in such series and could reduce the book value and fair value of such investors’ investments. See “Management⸻Management Compensation” for more detail.

DESCRIPTION OF BUSINESS

Company Overview – Our Mission

Arrived STR, LLC, a Delaware series limited liability company, was formed in July 2022 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. To support this idea, we are building what we believe to be a new model for real estate investment. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the homes that we acquire. We analyze every home investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as short-term rentals for guests who can also invest through the same process as any other member of the Arrived Platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone.

Our Series LLC Structure

Each short-term rental that we acquire will be owned by a separate series of our company that we will establish to acquire that residential property.  Each series may hold the specific property that it acquires in a wholly-owned subsidiary, which would be a limited liability company organized under laws of the state in which the series property is located.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law.

We intend for each series to elect to be treated as a corporation for U.S. federal income tax purposes; however, if we determine that the real property and potential income from such real property selected for a specific series are suitable for a REIT and it would be beneficial to us and our investors to be taxed as a REIT, then the investment entity for such series may elect to be taxed as a separate REIT for U.S. federal income tax purposes.

Our company’s core business is the identification, acquisition, marketing and management of individual residential properties for the benefit of our investors. Each series is intended to own a single property.

Investment Objectives

Our investment objectives are:

●	Consistent cash flow;

●	Long term capital appreciation with moderate to no leverage;

●	Favorable tax treatment of REIT income and long term capital gains, if available; and

●	Capital preservation.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Our Investment Criteria

Our home acquisition investments are evaluated against the following primary characteristics:

●	Capitalization rates, including set-up fees and furniture, fixtures and equipment as part of the initial purchase price, greater than five percent (5%). For this purpose, the capitalization rate reflects a series property’s annual short-term rental income minus property management fees, local real estate taxes and permitting fees, property insurance, maintenance expenses, and marketing incentives, divided by the purchase price of the property;

●	Homes with a minimum of four (4) bedrooms and two (2) bathrooms;

●	Homes with a price range of $300,000 to $1,500,000 and a repair/improvement budget requirement of less than 20% of the home purchase price; and

●	Locations that are highly desirable travel and short-term rental locations.

Our Investment Process

Our investment process leverages our network of renter demand, experienced team members, and data analysis to make our investment decisions:

●	Sourcing: Arrived will use an in-house acquisition team (using industry leading analysis and screening tools) in collaboration with local real estate professionals to find and source investment opportunities. The opportunities may include individual homes listed on the MLS, bulk rental home portfolios, BFR (built-for-rent) communities, and off-market deals sourced by our staff and from leads generated from our member network.

●	Due Diligence: Arrived evaluates potential investments against our stated investment criteria. Once a geographic market is selected, our due diligence will focus on the sub-market and the property itself, including the particularities of the rental activity within such sub-market and its effect on the value of the property. Value analysis will include projected short-term rental rates and home values, relying on a combination of first-party data, automated valuation models, or AVMs, and third party independent appraisals. Property level analysis will look at standard risk factors including condition of title, structural defects in the home, environmental issues, and other hazards such as floods and earthquakes.

●	Investment Committee: Once our acquisition team recommends a home purchase, the investment committee will convene to review due diligence materials and issue a go/no-go decision.

●	Property Purchase: A property will be purchased either by the manager or an affiliate of the manager and then resold to a particular series or a wholly-owned subsidiary of the series, or purchased directly by a series from a third-party seller, in accordance with the acquisition mechanics set forth below. Following acquisition of a property by a series, the property will be renovated, to the extent necessary, and then listed for guests to book for short-term stays through a third-party site, such as Airbnb or Vrbo. If a series property is renovated prior to the closing of the relevant series offering, the funds required for renovations will be forwarded to the series by the manager and repaid out of offering proceeds.

●	Ongoing Management: Arrived will partner with one or more third party independent property management firms in each of our markets. The property management firm will maintain books and records, coordinate the listing of the property on various short-term rental sites, inspect each home and ensure that it is properly maintained, handle maintenance requests, and be responsible for guest payment and compliance. We intend that our preferred property management firms will utilize modern tech-enabled property management platforms with digital payment and communication features.

Our Manager

We are managed by Arrived Holdings, Inc., a Delaware corporation. Pursuant to the terms of our operating agreement, the manager will provide certain management and advisory services to us and to each of our series and their subsidiaries, if any, as well as a management team and appropriate support personnel.  The manager is a technology-enabled asset management company that operates a web-based investment platform, the Arrived Platform, used by our company for the offer and sale of interests in the series of our company.

Investment Strategy – Our Market Opportunity

Our investment strategy is to acquire, invest in, manage, operate, selectively leverage and sell residential properties located in vibrant, growing cities across America. We believe that these markets offer investors a blend of attractive capitalization rates and a strong prospect for long term property value appreciation.

Market Selection

We intend to focus our business efforts on lucrative destination markets and areas with core urban markets that command high short-term rental rates and strong occupancy and exhibit the following characteristics:

●	Popular with millennials;

●	Favorable competitive landscape with respect to barriers to entry and supply/demand dynamics;

●	Less than an hour drive from a large population center;

●	Unique attractions, geographic features and desirable experiences; and

●	Strong short-term rental revenue production abilities relative to the cost of real estate.

For a brief overview of the particular geographic market in which a series property is located, see the individual series property listings in the section titled “The Series Properties Being Offered” below.

We focus on acquiring properties we believe (1) are likely to generate stable cash flows in the long term and (2) have significant possibilities for long-term capital appreciation, such as those located in neighborhoods with what we see as high growth potential and those available from sellers who are distressed or face time-sensitive deadlines.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of the manager, including present and future real estate investment offerings sponsored by affiliates of the manager.

Investment Decisions and Asset Management

Within our investment policies and objectives, the manager will have discretion with respect to the selection of specific investments and the purchase and sale of our properties. We believe that successful real estate investment requires the implementation of strategies that permit favorable purchases, effective asset management and timely disposition of those assets. As such, we have developed a disciplined investment approach that combines the experience of our manager with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

To execute our disciplined investment approach, the manager will take responsibility for the business plan of each investment. The following practices summarize our investment approach:

●	Local Market Research – Our manager will extensively research the acquisition and underwriting of each transaction, utilizing both real time market data and the transactional knowledge and experience of our network of professionals and in market relationships.

●	Underwriting Discipline – Our manager will follow a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income-producing capacity, prospects for long-range appreciation, tax considerations and liquidity.

●	Risk Management – Risk management will be a fundamental principle in the management of each of our properties. Operating or performance risks arise at the investment level and often require real estate operating experience to cure. Our manager will review the operating performance of investments against projections and provide the oversight necessary to detect and resolve issues as they arise.

●	Asset Management – Prior to the purchase of a property, our manager will develop a property business strategy which will be customized based on the acquisition and underwriting data. This is a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. The manager will review asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle.

Investments in Real Property

Our investment in real estate generally will take the form of holding fee title or a long-term leasehold estate. We will acquire such interests either directly or indirectly through limited liability companies or through investments in joint ventures, partnerships or other co-ownership arrangements with third parties, including developers of the properties, or with affiliates of the manager.

Our obligation to purchase any property generally will be conditioned upon the delivery and verification of certain documents from the seller or developer, including, where appropriate:

●	plans and specifications;

●	evidence of marketable title subject to such liens and encumbrances as are acceptable to the manager;

●	auditable financial statements covering recent operations of properties having operating histories; and

●	title and liability insurance policies.

We may seek to enter into arrangements with the seller or developer of a property whereby the seller or developer agrees that, if during a stated period the property does not generate a specified cash flow, the seller or developer will pay in cash to us a sum necessary to reach the specified cash flow level, subject in some cases to negotiated dollar limitations. In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and is normally credited against the purchase price if the property is purchased. The terms and conditions of any rental agreement that we enter into with our guests may vary substantially; however, we represent that all of our rental agreements will be standardized agreements customarily used under the terms of service of the applicable short-term rental platform on which we list the property for short-term rental. Such standardized rental agreements generally have terms of fewer than thirty (30) days.

In purchasing, developing and renting properties, we will be subject to risks generally incident to the ownership of real estate.

Investment Process

The manager has the authority to make all the decisions regarding our investments consistent with the investment objectives and leverage policies approved by the manager and subject to the limitations in the operating agreement.

The manager will focus on the sourcing, acquisition and management of residential properties. It will source our investments from former and current financing and investment partners, third-party intermediaries, competitors looking to share risk and investment, and securitization or lending departments of major financial institutions.

In selecting investments for us, the manager will utilize the manager’s investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. In addition to the specific investment criteria listed above, our manager will consider the following factors when evaluating prospective investment opportunities:

●	macroeconomic conditions that may influence operating performance;

●	real estate market factors that may influence real estate valuations, real estate financing or the economic performance of real estate generally;

●	fundamental analysis of the real estate, including the local short-term rental market, regulations related to short-term rentals, zoning, operating costs and the asset’s overall competitive position in its market;

●	real estate and short-term rental market conditions affecting the real estate;

●	the cash flow in place and projected to be in place over the expected hold period of the real estate;

●	the appropriateness of estimated costs and timing associated with capital improvements of the real estate;

●	a valuation of the investment, investment basis relative to its value and the ability to liquidate an investment through a sale or refinancing of the real estate;

●	review of third-party reports, including appraisals, engineering and environmental reports;

●	physical inspections of the real estate and analysis of markets; and

●	the overall structure of the investment and rights in the transaction documentation.

If a potential investment meets the manager’s underwriting criteria, the manager will review the proposed transaction structure, including, with respect to joint ventures, distribution and waterfall criteria, governance and control rights, buy-sell provisions and recourse provisions. The manager will evaluate our position within the overall capital structure and our rights in relation to other partners or capital tranches. The manager will analyze each potential investment’s risk-return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the real estate asset.

Leverage Policy

We may employ leverage to enhance total returns to our investors through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. The manager may from time to time modify our leverage policy in its discretion. However, it is our policy to not borrow more than 70% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by the manager.

Acquisition Mechanics

Typically, each series will acquire its series property prior to the commencement or closing of that series’ offering. Each series property will be fully described in the offering circular as it may be amended to include new series offerings. In each such offering circular, information relating to the series property being offered, such as the description and specifications of the series property, the purchase price of the series property and the relevant terms of purchase, will be disclosed.

It is not anticipated that a series will own any assets other than its series property, plus cash reserves for maintenance, insurance and other expenses pertaining to the series property and amounts earned by the series from the monetization of the series property, if any.  Each series may hold the specific property that it acquires in a wholly-owned subsidiary which would be a limited liability company organized under laws of the state in which the series property is located.

A series may acquire its property either from an unaffiliated third party or from an affiliate. The differences in these acquisition methods are described below:

1.	Acquisition of a Series Property from an Unaffiliated Third-Party Seller

If a new property is to be acquired for a new series prior to the establishment of that series, the manager will enter into a purchase and sale agreement with the third-party seller to acquire the property on behalf of the new series. The manager will negotiate with the third-party seller on behalf of the to-be-organized series the purchase price for the new property and related purchase terms and conditions which will be specified in an offer to purchase real estate agreement, or purchase and sale agreement, by and between the manager and the property seller, a form of which has been filed as an exhibit to the offering statement of which this offering circular is a part. Once the new series is established, the manager will either assign the purchase and sale agreement to that series or the purchase and sale agreement will be re-executed with the new series as the buying party.

Typically, a series will hold its property in a wholly owned limited liability company subsidiary organized in the state where the property is located.

Purchase price funds to acquire a new property from a third party will be provided by some combination of mortgage proceeds and cash payment. The funding and closing of the property acquisition may take place prior to the beginning of the series offering, during the offering or at the time of closing of the offering. If the property acquisition closing takes place prior to the closing of the series offering, the cash component of the property purchase price will be provided by the manager as a loan to the series for payment to the third-party seller. In turn, the series will issue to the manager a promissory note in the amount of the manager’s loan. The proceeds of the new series offering, net of sales commissions, if any, will be used to repay the outstanding balance, plus accrued but unpaid interest, on the promissory note issued to the manager.  The series will also pay the manager a sourcing fee as indicated below in the use of proceeds table for the series.   If by the termination date of the offering the series does not raise sufficient funds in the offering to repay the manager the outstanding principal balance on the promissory note, (i) the available net proceeds of the offering will be used to pay down the promissory note to the extent possible and (ii) any outstanding balance on the promissory note will be converted into interests in the series and issued to the manager. Such interests will be valued at the same price as offered to investors in the series offering.

2.	Acquisition of a Series Property from the Manager or an Affiliate of the Manager

If the entity selling the property to a series is the manager or an affiliate of the manager who had previously purchased the property from a third-party seller, the series will purchase the property (or a 100% interest in the LLC that may own the property) at a purchase price equal to the price the manager or affiliate actually paid for the property (inclusive of acquisition and closing costs).  The series will also pay the manager (or the affiliate of the manager) the sourcing fee as indicated in the use of proceeds table for the particular offering. The series will purchase the property through the issuance to the manager (or the affiliate of the manager) of a promissory note in the full amount of the purchase price of the series property inclusive of acquisition and closing costs. Typically, a series will hold its property in a wholly owned limited liability company subsidiary organized in the state where the property is located.

The series will repay the promissory note, along with accrued interest at a to-be-determined annual interest rate, with net proceeds from the series offering. Prior to the repayment of the note, the manager (or the affiliate of the manager) will retain all rental income derived from the series property, net of concessions, taxes, insurance, HOA dues and costs of repair. If the series does not raise sufficient funds in its offering to fully repay the promissory note within the 12 months following the date of the offering circular amendment relating to that series, the balance due on the promissory note, along with accrued but unpaid interest, will be converted into interests in the series at the series offering price.

The manager reserves the right to adjust the acquisition mechanics described above in its sole discretion. To the extent that the manager does so adjust the acquisition mechanics in any material way, we will file a supplement to this offering circular to reflect such material adjustment.

Operating Policies

Credit Risk Management. We may be exposed to various levels of credit and special hazard risk depending on the nature of our assets. The manager and its executive officers will review and monitor credit risk and other risks of loss associated with each investment. The manager will monitor the overall credit risk and levels of provision for loss.

Interest Rate Risk Management. We will follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. We intend to minimize our interest rate risk from borrowings by attempting to “match-fund,” which means the manager will seek to structure the key terms of our borrowings to generally correspond with the expected holding period of our assets.

Equity Capital Policies. Under the operating agreement, we have the authority to issue an unlimited number of additional interests or other securities. After your purchase in any series offering, the manager may elect to: (i) sell additional securities in future private offerings, or (ii) issue additional securities in public offerings. To the extent we issue additional equity interests after your purchase in an offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your interests.

Disposition Policies

We intend to hold and manage the properties we acquire for a period of five to fifteen years. As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of short-term rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of interest holders to sell a property earlier than five years or to hold a property for more than fifteen years.

When we determine to sell a particular property, we will seek to achieve a selling price that maximizes the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized.

Following the sale of a property, the manager will distribute the proceeds of such sale, net of the property disposition fee as described below, to the interest holders of the applicable series (after payment of any accrued liabilities or debt on the property or of the series at that time).

Property Disposition Fee

Upon the disposition and sale of a series property, each series will be charged a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that this disposition fee charged to a series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the series, the manager will receive the difference as income.

Description of the Property Management Agreement

The Company will appoint the manager or a third-party property management company to serve as property manager to manage the underlying property of each series pursuant to a series specific property management agreement.

The services provided by the property manager will include:

●	facilitating rentals via listing on third-party sites, such as Airbnb and Vrbo;
●	creating policies for the collection of rental income;
●	managing inventory, cleaning and maintenance for rental property furnishings and supplies;
●	investigating, selecting, and, on behalf of the applicable series, engaging and conducting business with such persons as the property manager deems necessary to ensure the proper performance of its obligations under the property management agreement, including, but not limited to, consultants, insurers, insurance agents, maintenance providers, bookkeepers and accountants and any and all persons acting in any other capacity deemed by the property manager necessary or desirable for the performance of any of the services under the property management agreement; and

●	developing standards for the care of the underlying properties.

The property manager will have sole authority and complete discretion over the care, custody, maintenance and management of the series property for each series and may take any action that it deems necessary or desirable in connection with each series property, subject to the limits set for in the applicable property management agreement. The property manager may delegate all or any of its duties under the applicable property management agreement to a third-party property manager. The property manager will not have the authority to sell, transfer, encumber or convey any series property.

Each property management agreement will terminate on the earlier of: (i) the manager’s discretion to terminate a property management agreement at pre-determined renewal periods or by paying a termination fee, (ii) after the date on which the relevant series property has been liquidated and the obligations connected to the series property (including contingent obligations) have been terminated, (iii) the removal of the manager as managing member of our company and thus of all series (if the property manager is the manager), (iv) upon notice by one party to the other party of a party’s material breach of a property management agreement or (v) such other date as agreed between the parties to the property management agreement.

Each series may indemnify the property manager out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which it becomes subject by virtue of serving as property manager under the respective property management agreements with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence. Such obligation will be set forth in the relevant property management agreement.

Property Management Fee

Initially, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis. Following stabilization, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement. Such property management fee will increase to twenty percent (20%) of all rents and fees immediately following the time at which the net operating income of the series in a calendar year exceeds eight percent (8%) of the sum of the purchase price of the series property, the related furniture, fixtures and equipment and any setup costs for such series, each as disclosed below under “Use of Proceeds to the Issuer” for such series.

Asset Management Fee

The manager will receive from a series an annual asset management fee equal to five percent (5%) of the gross revenues, less maintenance and restocking expenses, applicable to that series, paid out of the series’ net operating rental income. Further, the manager will receive an annual asset management fee equal to one-half percent (0.5%) of the purchase price of the series property issued in the form of membership interests of that series. Such membership interests will be accrued on a quarterly basis at the then current price and issued to the manager by the end of the fiscal year. Any fractional interest will be rounded up to the nearest whole number.

Operating Expenses

Each series of our company will be responsible for the costs and expenses attributable to the activities of our company related to such series including, but not limited to:

●	any and all fees, costs and expenses incurred in connection with the management of a series property and preparing any reports and accounts of each series, including, but not limited to, audits of a series’ annual financial statements, tax filings and the circulation of reports to investors;

●	any and all insurance premiums or expenses;

●	any withholding or transfer taxes imposed on our company or a series or any of the members;

●	any governmental fees imposed on the capital of our company or a series;

●	any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against our company, a series or a property manager in connection with the affairs of our company or a series, or relating to legal advice directly relating to our company’s or a series’ legal affairs;

●	any fees, costs and expenses of a third-party registrar and transfer agent appointed by the manager in connection with a series;

●	any indemnification payments;

●	any costs, fees, or payments related to interest or financing expenses for a given series;

●	any potential HOA or association fees related to a given series;

●	any ongoing regulatory or permitting fees related to operating a short-term rental business;

●	the costs of any third parties engaged by the manager in connection with the operations of our company or a series; and

●	any similar expenses that may be determined to be Operating Expenses, as determined by the manager in its reasonable discretion.

The manager will bear its own expenses of an ordinary nature.

If the Operating Expenses exceed the amount of revenues generated from a series property and cannot be covered by any Operating Expense reserves on the balance sheet of such series property, the manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable series, on which the manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such series property (which we refer to as Operating Expenses Reimbursement Obligation(s)), and/or (c) cause additional interests to be issued in such series in order to cover such additional amounts.

Allocations of Expenses

To the extent relevant, Offering Expenses, Acquisition Expenses, Operating Expenses, revenue generated from series properties and any indemnification payments made by the manager will be allocated among the various series interests in accordance with the manager’s allocation policy set forth below. The allocation policy requires the manager to allocate items that are allocable to a specific series to be borne by, or distributed to (as applicable), the applicable series.  If, however, an item is not allocable to a specific series but to our company in general, it will be allocated pro rata based on the value of the series properties or the number of properties, as reasonably determined by the manager or as otherwise set forth in the allocation policy. By way of example, as of the date hereof it is anticipated that revenues and expenses will be allocated as follows:

Revenue or Expense Item	Details	Allocation Policy (if revenue or expense is not clearly allocable to a specific series property)
Revenue	Each of the series will receive revenue in the form of payments from guests staying in the series property.	Allocable directly to the applicable series property
Acquisition Expenses	Appraisal and valuation fees (whether incurred pre- or post-closing)	Allocable directly to the applicable series property
	Pre-purchase inspection	Allocable directly to the applicable series property
	Closing costs	Allocable directly to the applicable series property
	Interest expense, if any, when an underlying series property is purchased by a series through a loan prior to the closing of a series offering	Allocable directly to the applicable series property
Offering Expenses	Legal expenses related to the preparation of regulatory paperwork (offering materials) for a series	Not allocable; to be borne by the manager
	Audit and accounting work related to the regulatory paperwork or a series	Allocable directly to the applicable series property
	Compliance work including diligence related to the preparation of a series	Not allocable; to be borne by the manager
	Insurance of a series property as at time of acquisition	Allocable directly to the applicable series property
	Broker fees other than cash commissions (e.g., expense reimbursement) Brokerage fee payable per filing of a Form 1-A Post-Qualification Amendment ($1,000 per 1-A POS)	Not allocable; to be borne by the manager Allocable directly to the applicable series
	Preparation of marketing materials	Not allocable; to be borne by the manager
Operating Expense	Property management fees	Allocable directly to the applicable series property
	Asset management fees	Allocable directly to the applicable series property
	Audit and accounting work related to the regulatory paperwork of a series	Allocable pro rata to the number of series properties
	Security (e.g., surveillance and patrols)	Allocable pro rata to the value of each series property
	Insurance	Allocable directly to the applicable series property
	Maintenance	Allocable directly to the applicable series property
	Property marketing concessions, including special offers and terms	Allocable directly to the applicable series property
	Property disposition fee	Allocable directly to the applicable series property
	Interest expense, if any, when a series property holds any type of term loan or line of credit	Allocable directly to the applicable series property
	Audit, accounting and bookkeeping related to the reporting requirements of a series	Allocable pro rata to the number of series properties
Indemnification Payments	Indemnification payments under the operating agreement	Allocable pro rata to the value of each series property

Notwithstanding the foregoing, the manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice to the investors.

The Arrived Platform

Arrived Holdings, Inc., the manager, owns and operates a web-based and mobile accessible investment platform, the Arrived Platform. Through the use of the Arrived Platform, investors can browse and screen the investments offered by each of our series and electronically sign legal documents to purchase series interests.

Competition

There are a number of established and emerging competitors in the real estate investment platform market. The market is fragmented, rapidly evolving, competitive, and with relatively low barriers to entry. We consider our competitive differentiators in our market to be:

●	our focus on the residential short-term rental market;

●	the ability for users to select which rental properties they would like to invest in;

●	consistent rental income with use of moderate amounts of leverage;

●	our unique investment strategy and approach to market selection; and

●	lower minimum investment amounts; and

We face competition primarily from other real estate investment platform companies such as Here Collection, LLC and Fundrise LLC, as well as a range of emerging new entrants. In order to compete, we work tirelessly to innovate and improve our products, while at the same time preserving our unique culture and approach.

Conflicts of Interest

Conflicts of interest may exist or could arise in the future with the manager and its affiliates and our officers and/or directors who are also officers and/or directors of the manager. Conflicts may include, without limitation:

●	Each of our executive officers will also serve as an officer of other the manager and its affiliated entities. As a result, these persons will have a conflict of interest with respect to our agreements and arrangements with the manager and/or affiliates of the manager, which were not negotiated at arm’s length, and their terms may not have been as favorable to us as if they had been negotiated at arm’s length with an unaffiliated third party. The manager is not required to make available any particular individual personnel to us.

●	Our executive officers will not be required to devote a specific amount of time to our affairs. As a result, we cannot provide any assurances regarding the amount of time the manager will dedicate to the management of our business. Accordingly, we may compete with the manager and any of its current and future programs, funds, vehicles, managed accounts, ventures or other entities owned and/or managed by the manager or one of its affiliates, which we refer to collectively as the manager-sponsored vehicles, for the time and attention of these officers in connection with our business. We may not receive the level of support and assistance that we might otherwise receive if we were internally managed.

●	Some or all of the series will acquire their properties from the manager or from an affiliate of the manager. Prior to a sale to a series, the manager will acquire a property, repair and improve the property, and cause the property manager to list the property on a third-party short-term rental platform, such as Airbnb or Vrbo. The manager will then resell the property to a series at a value determined by the manager or affiliate of the manager, which may reflect a premium over the manager’s investment in the property. Accordingly, because the manager will be an interested party with respect to a sale of a property that it owns to a series, the manager’s interests in such a sale may not be aligned with the interests of the series or its investors. There can be no assurance that a property purchase price that a series will pay to the manager will be comparable to that which a series might pay to an unaffiliated third party property seller.

●	The manager may in the future form or sponsor additional manager-sponsored vehicles, which could have overlapping investment objectives. To the extent we have sufficient capital to acquire a property that the manager has determined to be suitable for us, that property will be allocated to us.

●	The manager may conduct promotions allowing investors in a series to rent such series property for a reduced rate in an effort to market our company. As a result, rental income earned by the property would decrease and the property could experience decreased performance.

●

The manager does not assume any responsibility beyond the duties specified in the operating agreement and will not be responsible for any action of our board of directors in following or declining to follow the manager’s advice or recommendations.  The manager’s liability is limited under the operating agreement and we have agreed to reimburse, indemnify and hold harmless the manager and its affiliates, with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from acts or omissions of, such indemnified parties not constituting bad faith, willful misconduct, gross negligence or reckless disregard of the manager’s duties under the operating agreement which has a material adverse effect on us.  As a result, we could experience poor performance or losses for which the manager would not be liable.

Employees

Our company does not have any employees. All of the officers and directors of our company are employees of the manager.

Legal Proceedings

None of our company, any series, the manager, or any director or executive officer of our company or the manager is presently subject to any material legal proceedings.

THE SERIES PROPERTIES BEING OFFERED

Arrived Series Oasis

Summary Overview

Arrived Series Oasis is being established to allow investors who acquire Arrived Series Oasis interests in the Arrived Series Oasis offering to own an interest in the short-term rental home located at 964 Youngs Lane, Nashville, TN 37207, the Arrived Series Oasis property.

Arrived Series Oasis expects to complete the acquisition of the Arrived Series Oasis property, in accordance with one of the acquisition methods discussed above, on or about August 26, 2022. The Arrived Series Oasis property will be held by Arrived TN Oasis, LLC, a Tennessee limited liability company, which, on the closing of the offering, will be a wholly owned subsidiary of Arrived Series Oasis. See the “Use of Proceeds” section below for additional information regarding anticipated expenses and uses of offering proceeds.

Property Summary

964 Youngs Lane is a short-term rental home in Nashville, TN. The Oasis is a four bedroom and four full bathroom home. The property comes with a two-car garage and a rooftop deck with views of Nashville’s skyline. The property is only five minutes from downtown. There are hardwood floors throughout and tile in all of the wet areas. The kitchen is open to the living area with a large island and plenty of lighting. This is an incredible two-year old luxury townhome.

Property Name	The Oasis
Address	964 Youngs Lane, Nashville, TN 37207
Year Built	2020
Bedrooms	4
Baths	4
Square Footage	1,772

Property History

The Arrived Series Oasis property was built in 2020. The Arrived Series Oasis property expects to incur approximately $72,000 of costs related to certain improvement projects to the property.

Prior to the acquisition of the Arrived Series Oasis property, the Arrived Series Oasis property was owner occupied and was not operated as a rental income property.

Acquisition of the Arrived Series Oasis Property

Arrived Series Oasis expects to complete the acquisition of the Arrived Series Oasis property on or about August 26, 2022 at a purchase price of $975,000.

We expect that the acquisition of the Arrived Series Oasis property will be funded through an initial mortgage, which will accrue interest at a rate of 6.625%, interest only, for the first 7 years, in the amount of $409,500 with the remainder of the purchase price being advanced by the manager. In exchange for securing the loan, Arrived Series Oasis will issue a promissory note to the manager in an amount of $624,700, which will have a term of 18 months and will bear interest at the minimum AFR in effect as of the date of issuance of the promissory note.

Property Components & Capital Expenditures

The Arrived Series Oasis property was inspected by a licensed professional, and the inspection report indicated that the major property components are in acceptable, functional condition, with no obvious signs of defect.

With the current expected level and quality of the property components we will not recognize any deferred maintenance items and we expect that the major property components will remain in working order during the anticipated hold period for this property. In our operating estimates, we forecast a potential cost of maintenance and capital expenses as a percentage of rental income. In the case of unforeseen maintenance expenses, we could make use of our cash reserves, if necessary.

We anticipate that the final renovation cost for this property will total approximately $72,000. These renovations may include new appliances and cosmetic improvements as well as various punch list items throughout the property. This renovation expense is listed in the use of proceeds for Arrived Series Oasis.

Property Manager

The manager appointed an unaffiliated, third-party property manager to manage the Arrived Series Oasis property on a discretionary basis and has entered into a property management agreement with the property manager.  Pursuant to the terms of the property management agreement, Arrived Series Oasis will pay the property manager an annual fee for managing the Arrived Series Oasis property.

Property Operations and Hold Period

The Arrived Series Oasis property was previously owner occupied and had no prior rental history. The manager intends to list the property for rent at a rate of $10,038 per month, or $120,456 per year, which is consistent with other short-term rental homes in the same area of Nashville, TN.

The manager anticipates that this property’s Operating Expenses, which include real estate taxes, property insurance and repairs and maintenance costs, will be in the range of $4,000 to $4,500 per month. This estimate is based on the manager’s due diligence calculations and does not take into account amounts for capital expenditures for major repairs. At this time we do not anticipate any significant capital expenditures for the Arrived Series Oasis property. For information relating to our capital expenditure expectations, see “Property Components & Capital Expenditures” above.

We intend to hold the Arrived Series Oasis property for five to fifteen years during which time, we will operate the Arrived Series Oasis property as a rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to Arrived Series Oasis interest holders. The determination as to when the Arrived Series Oasis property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The manager may determine that it is in the best interests of shareholders to sell the Arrived Series Oasis property earlier than five years or to hold the property for more than fifteen years.

Asset Management Fee.

The manager will receive from Arrived Series Oasis an annual asset management fee equal to 5% of the gross revenues, less maintenance and restocking expenses, applicable to that series, paid out of the series’ net operating rental income.

Additionally, the manager will receive an asset management fee equal to 0.5% of the purchase price of the series property, which we estimate to be 4,875 membership interests in Arrived Series Oasis if the maximum amount of the Arrived Series Oasis offering is raised. Such membership interests will be accrued on a quarterly basis at the then current price and issued to the manager by the end of the fiscal year.

USE OF PROCEEDS TO ISSUER

Arrived Series Oasis

The total cost to acquire and improve the Arrived Series Oasis property, including applicable fees, expenses and reserves is $1,223,540.

We estimate that the gross proceeds of the offering of Arrived Series Oasis interests will be approximately $814,040, assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Uses	Amount	Percentage of Gross Proceeds
Acquisition of Property(1)	$565,500	69.47%
Property Improvements (2)	$72,000	8.84%
Operating & Capital Reserves	$58,500	7.19%
Brokerage Fee	$8,140	1.00%
Acquisition Costs (3)	$20,500	2.52%
Offering Expenses(4)	$16,281	2.00%
Financing & Holding Costs	$24,360	2.99%
Sourcing Fee	$48,750	5.99%
Total Fees & Expenses	$97,530	11.98%
Total Proceeds	$814,040	100.00%

(1)	Arrived Series Oasis will acquire the Arrived Series Oasis property for $975,000 in accordance with one of the acquisition methods discussed above. Such purchase price is comprised of a loan amount of $409,500.

(2)	The manager plans for the Arrived Series Oasis property to incur approximately $72,000 of costs related to certain renovation projects or capital expenditures related to our acquisition of the Arrived Series Oasis property.

(3)	Estimated amount which includes but is not limited to legal fees associated with the purchase and sale agreement, title insurance, appraisal costs, closing costs, mortgage closing costs, and inspection costs.

(4)	We will reimburse the manager for offering expenses actually incurred for the Arrived Series Oasis offering in an amount up to 2% of gross offering proceeds. Our manager will be responsible for any offering expenses above this amount.

Acquisition Expenses, Operating Expenses and certain other costs that are advanced by the manager will be reimbursed out of the net proceeds of the Arrived Series Oasis offering.  See “Management Compensation—Reimbursement of Expenses”

Arrived Series Oasis, which will be offering its series interests pursuant to this offering circular, expects to complete the acquisition of, and payment for the Series Oasis Property through a combination of a mortgage on the series property and a loan from the manager. The mortgage for the series property will be secured on behalf of the series by the manager and will accrue interest at a fixed annual rate of 6.625% for the first 7 years. In exchange for the loan, the series will issue a promissory note to the manager in the amount of $624,700, bearing interest at the minimum applicable federal rate, or AFR, under the Internal Revenue Code in effect as of the date of completion of acquisition of the series property.

The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures.  The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and the proceeds of the offering. The manager reserves the right to modify the use of proceeds based on the factors set forth above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Arrived STR, LLC, a Delaware series limited liability company, was formed in July 2022 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the residential properties that we acquire. We analyze every property investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as short-term rentals for guests who can also invest through the same process as any other member of the Arrived Platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone.

Since its formation in July 2022, our company has been engaged primarily in preparing to acquire properties for its series offerings, and developing the financial, offering and other materials to begin fundraising. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not yet commenced.

Emerging Growth Company

We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our series interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Impact of the COVID-19 Coronavirus Pandemic

In December 2019, a novel strain of coronavirus, referred to as COVID-19, was reported in Wuhan, China. COVID-19 spread to other countries, including the United States, and was declared a pandemic by the World Health Organization in March 2020. Efforts to contain the spread of COVID-19 included implementation of travel and social restrictions, including social distancing, by most states and localities in the United States and countries in Europe and Asia.

Our manager has taken steps to take care of its employees, including providing the ability for employees to work remotely. Our manager has also taken precautions with regard to employee, facility and office hygiene and implemented travel restrictions from time to time. Our manager is also assessing business continuity plans for all business units, including ours, in the context of COVID-19, and our manager will continue to monitor and attempt to mitigate developments affecting its workforce. Our manager has reviewed and will continue to carefully review all rules, regulations and orders and will respond accordingly.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global financial markets, which could increase our cost of capital and adversely affect our liquidity and ability to access capital markets in the future. The continued spread of COVID-19 has caused an economic slowdown and may cause a recession or other unpredictable events, each of which could adversely affect our business, results of operations or financial condition. The pandemic has had, and could have a significantly greater, material adverse effect on the United States economy as a whole and in our industry in particular.

If the spread of COVID-19 intensifies, our business operations could be delayed or interrupted. Government and health authorities may announce new, or extend existing, restrictions, which could require us to make adjustments to our operations in order to comply with any such restrictions. Our manager may also experience limitations in employee resources. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

The extent to which COVID-19 may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this offering circular, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic; the current financial, economic and capital markets environment; and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

The short-term rental business in particular has been severely impacted by COVID-19, with increased cancellations and a drop in bookings, particularly in 2020. In addition, many guests have been unable to travel during the COVID-19 pandemic. However, with increased vaccination rates and certain travel restrictions lifted in 2021 and 2022, guests have changed the way they live and travel. The pandemic untethered many people from the need to work in specific places at specific times and now, many guests can work from anywhere, travel any time, and stay longer. Since the pandemic started in 2020, guests have increased flexibility to utilize short-term rentals for various reasons, such as living closer to family, living nomadically, and working remotely.

Further, the COVID-19 outbreak has caused unprecedented levels of global uncertainty and may impact the value of real estate. Although we intend to hold and manage all of the assets marketed on the Arrived Platform for an average of five to fifteen years, the COVID-19 outbreak and resulting economic uncertainty may impact the value of the underlying assets, and consequently the value of the interests. See “Risk Factors” above.

Operating Results

Revenues are generated at the series level. As of the date hereof, no series has generated any revenues. We have not incurred any operating expenses for the period from inception through the date hereof. The operating expenses incurred prior to the closing of an offering related to any of the series will be paid by our manager and reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, Home Ownership Association (HOA) fees and repairs and maintenance costs. Upon closing, each series will become responsible for its own operating expenses.

Liquidity and Capital Resources

As of the date hereof, none of our company nor any series of interests had any cash or cash equivalents and had no financial obligations. Our manager will finance the business activities of each series. Upon the first closing of a particular series offering, the manager will be reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

Plan of Operations

We intend to hold and manage the series properties for five to fifteen years during which time we will operate the series properties as short-term rental income properties. During this period, we intend to distribute any Free Cash Flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of short-term rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than fifteen years.

We plan to launch a number of additional series and related offerings in the next twelve months.  As of the current date, we do not know how many series we will be offering, however, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period following qualification of our Form 1-A by the Commission will not exceed the maximum amount allowed under Regulation A. It is anticipated that the proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

MANAGEMENT

General

The manager of our company is Arrived Holdings, Inc., a Delaware corporation. The manager has established a Board of Directors for our company, consisting of two members, Ryan Frazier and Kenneth Cason.

All of our directors and executive officers are employees of the manager. The executive offices of the manager are located at 500 Yale Avenue North, Seattle, WA 98109, and the telephone number of the manager’s executive offices is (814) 277-4833.

Executive Officers and Directors

The following table sets forth certain information with respect to each of the directors and executive officers of the manager:

Individual	Age	Position Held with our Company (1)(2)	Position Held with the Manager
Ryan Frazier	34	Chief Executive Officer and Director	Chief Executive Officer, President and Director
Joel Mezistrano	50	Chief Financial Officer	Chief Financial Officer
Kenneth Cason	35	Chief Technology Officer and Director	Chief Technology Officer and Director
Alejandro Chouza	40	Chief Operating Officer	Chief Operating Officer

(1)	The current executive officers and directors, whose terms in office began upon the organization of our company on July 11, 2022, will serve in these capacities indefinitely, or until their successors are duly appointed or elected, as applicable.

(2)	The executive officers of the manager are currently devoting a significant amount of their working time to the operations of our company to satisfy their respective responsibilities to the management of our company.

Biographical Information

Set forth below is biographical information of our executive officers and directors.

Ryan Frazier, our Chief Executive Officer and a director, has served as the Chief Executive Officer, President, and a director of Arrived Holdings, Inc. since its inception in February 2019 and as CEO and director of our company since its inception. In 2011, Mr. Frazier co-founded and was the CEO of DataRank, Inc., a social media listening platform used by Fortune 500 companies, including Procter & Gamble, Coca Cola, and The Clorox Company, to garner insights from their consumers. Mr. Frazier led DataRank through a merger with Simply Measured, Inc. in 2015, and again through a merger with Sprout Social, Inc. in 2017, after which he acted in the role of General Manager, leading the integration of the Simply Measured, Inc. and Sprout Social businesses in Sprout Social’s Seattle office. Mr. Frazier is an alumnus of Y Combinator, S13, and he graduated from the University of Arkansas in 2010 with a B.S. in International Business.

Joel Mezistrano, our Chief Financial Officer, has served as the Chief Financial Officer of Arrived Holdings, Inc. since December 1, 2019 and as the Chief Financial Officer of our company since its inception. Mr. Mezistrano has been investing in residential real estate for over 25 years. He graduated from the Massachusetts Institute of Technology with degrees in Mathematics and Computer Science. He started his career at Accenture and then moved to hold executive roles at several high-growth venture backed startups in industries such as Banking, Insurance, and E-Commerce. For the last 10 years, Mr. Mezistrano has been a Principal and CFO at American Classic Homes which has annual revenues in excess of $100 million and operates several investment funds utilizing institutional capital, family offices, and high-net worth individuals. Joel is also a Principal and CFO at SeaLevel Properties which has a $250 million portfolio of apartments and mixed-use projects in the Seattle area.

Kenneth Cason, our Chief Technology Officer and a director, has served as the Chief Technology Officer and director of Arrived Holdings, Inc. since its inception in February 2019. Beginning in 2011, Mr. Cason served as the Co-Founder and Chief Technology Officer of DataRank, Inc. Mr. Cason worked extensively to help design and build large scale data collection, processing, and search systems. He remained employed with DataRank through two mergers; first with Simply Measured, Inc., in 2015, and then again with Sprout Social in 2017. During both mergers he worked to lead and integrate each company’s tech stack. Mr. Cason is an alumni of Y Combinator, S13, and he graduated from the University of Arkansas in 2010 with a B.S. in Computer Science and also received Associate degrees in Mathematics, Japanese and Chinese.

Alejandro Chouza, our Chief Operating Officer, has serviced as such since our company’s inception. Mr. Chouza was previously the VP of Operations of Oyo Rooms beginning in May 2019. Prior to that, Mr. Chouza was the Regional General Manager of Uber Technologies, Inc., from September 2014 through May 2019, where he launched and managed operations in Mexico and the Northwest USA markets. Mr. Chouza graduated with a B.S. from Babson College and an M.B.A. from The Wharton School of the University of Pennsylvania.

There are no arrangements or understandings known to us pursuant to which any director was or is to be selected as a director or nominee. There are no agreements or understandings for any executive officer or director to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

There are no family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

The Manager and the Operating Agreement

The manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The manager and its officers will not be required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

The manager will perform its duties and responsibilities pursuant to the operating agreement. The manager will maintain a contractual, as opposed to a fiduciary relationship, with us and our investors. Furthermore, we have agreed to limit the liability of the manager and to indemnify the manager against certain liabilities.

The operating agreement further provides that our manager, in exercising its rights in its capacity as the managing member, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting our company, any series of interests or any of the interest holders and will not be subject to any different standards imposed by the operating agreement, the LLC Act or under any other law, rule or regulation or in equity.  In addition, the operating agreement provides that our manager will not have any duty (including any fiduciary duty) to our company, any series or any of the interest holders.

Our manager has not sponsored any prior real estate investment programs. Accordingly, this offering circular does not contain any information concerning prior performance of our manager and its affiliates, which means that you will be unable to assess any results from their prior activities before deciding whether to purchase interests in our series.

Responsibilities of the Manager

The responsibilities of the manager include:

●	Investment Advisory, Origination and Acquisition Services such as approving and overseeing our overall investment strategy, which will consist of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

●	Offering Services such as the development of our series offerings, including the determination of their specific terms;

●	Management Services such as investigating, selecting, and, on our behalf, engaging and conducting business with such persons as the manager deems necessary to the proper performance of its obligations under the operating agreement, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies, property managers and any and all persons acting in any other capacity deemed by the manager necessary or desirable for the performance of any of the services under the operating agreement;

●	Accounting and Other Administrative Services such as maintaining accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the Commission and any other regulatory agency, including annual financial statements, and managing and performing the various administrative functions necessary for our day-to-day operations;

●	Investor Services such as managing communications with our investors, including answering phone calls, preparing and sending written and electronic reports and other communications;

●	Financing Services such as monitoring and overseeing the service of our debt facilities and other financings, if any; and

●	Disposition Services such as evaluating and approving potential asset dispositions, sales or liquidity transactions.

Management Compensation

Pursuant to the operating agreement, the manager, or affiliated entities, may receive fees and expense reimbursements for services relating to our series offerings and the investment and management of our series properties. The items of compensation are summarized in the following table:

Form of Compensation	Description
Operating Stage:
Asset Management Fee

Each series will pay the manager an annual asset management fee equal to five percent (5%) of the gross revenues, less maintenance and restocking expenses, applicable to that series, paid out of the series’ net operating rental income. Further, the manager will receive an annual asset management fee in the form of equity equal to one-half percent (0.5%) of the purchase price of the series property issued in the form of membership interests of that series. Such membership interests will be accrued on a quarterly basis at the then current price and issued to the manager by the end of the fiscal year, with no adjustments to the number of shares made. Any fractional interest will be rounded up to the nearest whole number.

Property Management Fee	Initially, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis. Following stabilization, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement. Such property management fee will increase to twenty percent (20%) of all rents and fees immediately following the time at which the net operating income of the series in a calendar year exceeds eight percent (8%) of the sum of the purchase price of the series property, the related furniture, fixtures and equipment and any setup costs for such series, each as disclosed below under “Use of Proceeds to the Issuer” for such series.

Reimbursement of Expenses	We will reimburse the manager for out-of-pocket expenses in connection with our organization and offering (up to a maximum of two percent (2%) of the gross offering proceeds per series offering), our operations and the acquisition of properties and in connection with third parties providing services to us. This does not include the manager’s overhead, employee costs borne by the manager, utilities or technology costs.

Property Disposition Fee	To the extent that the actual property disposition fees are less than the amount charged to a series, the manager will receive the difference as income. We expect to charge each series a market rate disposition fee in the range of six percent (6%) to seven percent (7%) of a property sale price, our estimation of what actual disposition fees should total. Actual disposition fees, which cover property sale expenses such as brokerage commissions, and title, escrow and closing costs, are determined by local customary real estate market practices and applicable laws.

Fees from Other Services – Affiliates of the Manager	We may retain third parties, including certain of the manager’s affiliates, for necessary services relating to our investments or our operations, including any administrative services and construction, brokerage, development, property oversight and other property management services. Any such arrangements will be at market terms and rates.

Reimbursement of Expenses

Because the manager’s personnel will perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, the manager will be reimbursed for the documented cost of performing such tasks.  We will also pay all fees, costs and expenses of the series, and of our company as applicable, other than those specifically required to be borne by the manager under the operating agreement. These expenses include, but are not limited to:

●	expenses associated with the listing of our interests (or any other securities of our company) on a securities exchange or alternative trading system (“ATS”), if applicable, or with the formation of our company or any series or subsidiary thereof and the offering, issuance and distribution of our interests (or any other securities of our company), such as selling commissions and fees, advertising expenses, taxes, legal and accounting fees, listing and registration fees;

●	expenses in connection with the transaction costs incident to the acquisition, origination, disposition and financing of our properties;

●	expenses of organizing, revising, amending, converting, modifying or terminating our company or any series or subsidiary thereof;

●	costs associated with the establishment and maintenance of any credit facilities, repurchase agreements, and securitization vehicles or other indebtedness of ours (including commitment fees, accounting fees, legal fees, closing and other similar costs);

●	expenses connected with communications to any lenders and holders of our securities or of our subsidiaries and other bookkeeping and clerical work necessary in maintaining relations with any lenders and holders of such securities and in complying with the continuous reporting and other requirements of governmental bodies or agencies, including, without limitation, all costs of preparing and filing required reports with the Commission, the costs payable by us to any transfer agent and registrar in connection with the listing and/or trading of our interests on any exchange, the fees payable by us to any such exchange in connection with its listing, and costs of preparing, printing and mailing our annual report to our investors and proxy materials with respect to any meeting of our investors;

●	expenses incurred by managers, officers, personnel and agents of the manager for travel on our behalf and other out-of-pocket expenses incurred by managers, officers, personnel and agents of the manager in connection with the purchase, origination, financing, refinancing, sale or other disposition of a property;

●	costs and expenses incurred with respect to market information systems and publications, pricing and valuation services, research publications and materials, and settlement, clearing and custodial fees and expenses;

●	compensation and expenses of our custodian and transfer agent, if any;

●	all other costs and expenses relating to our business operations, including, without limitation, the costs and expenses of acquiring, owning, protecting, maintaining, developing and disposing of properties, including appraisal, reporting, audit and legal fees;

●	all costs and expenses relating to the development and management of our website;

●	any judgment or settlement of pending or threatened proceedings (whether civil, criminal or otherwise), including any costs or expenses incurred in connection therewith, against us or any subsidiary, or against any trustee, director or executive officer of us or of any subsidiary in his or her capacity as such for which we or any subsidiary is required to indemnify such trustee, director or executive officer by any court or governmental agency; and

●	all other expenses actually incurred by the manager (except as described below) which are reasonably necessary for the performance by the manager of its duties and functions under the operating agreement.

However, to the extent the manager advances the fees, costs and expenses that it is not obligated to pay under the operating agreement, our company will reimburse the manager for such fees, costs and expenses. Expense reimbursements shall be payable monthly in cash.

Indemnification of the Manager

The operating agreement provides that none of our manager, any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of our manager nor persons acting at the request of our company in certain capacities with respect to other entities will be liable to our company, any series or any interest holders for any act or omission taken by them in connection with the business of our company or any series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Each series will indemnify these persons out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving our company or such series and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Term and Removal of the Manager

The operating agreement provides that the manager will serve as the manager for an indefinite term, but that the manager only be removed as manager of our company and each series of interests in a very limited circumstance, following a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with our company or a series of interests, by an affirmative vote of two-thirds of our company’s members. Additionally, the manager may choose to withdraw as the manager, under certain circumstances.

The manager may assign its rights under the operating agreement in its entirety or delegate certain of its duties under the operating agreement to any of its affiliates without the approval of our investors so long as the manager remains liable for any such affiliate’s performance.

The manager may withdraw as the manager if we become required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event.

In the event of the removal of the manager, the manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. The manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function.

Other than any accrued fees payable to the manager, no additional compensation will be paid to the manager in the event of the removal of the manager.

Manager Affiliates

Our manager controls four affiliated entities:

Arrived Homes, LP – Arrived Homes, LP was formed on May 29, 2019 as a Delaware limited partnership with Arrived Services, LLC as its sole general partner and manager of its business. Arrived Homes, LP was established to invest in real estate properties.

Arrived Homes, LLC – Arrived Homes, LLC was formed on July 13, 2020 as a Delaware series limited liability company to permit public investment in individual real estate properties that will be owned by individual series of Arrived Homes, LLC.

Arrived Homes II, LLC – Arrived Homes II, LLC was formed on February 2, 2022 as a Delaware series limited liability company to permit public investment in individual real estate properties that will be owned by individual series of Arrived Homes II, LLC.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by our company. Each of our executive officers, who are also executive officers of the manager, manages our day-to-day affairs, oversees the review, selection and recommendation of investment opportunities, services acquired properties and monitors the performance of these properties to ensure that they are consistent with our investment objectives. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of the manager, from the manager. We do not intend to pay any compensation to these individuals.

Compensation of the Manager

The manager will receive compensation and reimbursement for costs incurred relating to this and other offerings (e.g., Offering Expenses and Acquisition Expenses) as discussed above. Neither the manager nor any of its affiliates will receive any selling commissions or dealer manager fees in connection with this or other series offerings. See “Plan of Distribution and Subscription Procedure—Fees and Expenses” and “Use of Proceeds to Issuer” for further details.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Our company is managed by Arrived Holdings, Inc., the manager, who will also be the manager of all of our series. The manager currently does not own, and at the closing of each series offering is not expected to own, any of the interests in any series.

The manager or an affiliate of the manager may purchase interests in any series of our company on the same terms as offered to investors. No brokerage fee will be paid on any interests purchased by the manager or its affiliates. Additionally, the manager may acquire interests in any series of our company in the event that a promissory note issued to the manager in connection with the acquisition of a series property, if outstanding, is not repaid on or prior to its maturity date, at which point, the outstanding balance of the promissory note will be converted into series interests under the same terms as in the applicable series offering. Further, the manager will receive, as a portion of the asset management fee, one-half percent (0.5%) of the purchase price of each series property issued in the form of membership interests of that series. See “Management–Management Compensation” for more detail.

The address of Arrived Holdings, Inc. is 500 Yale Avenue North, Seattle, WA 98109.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

There have been no transactions since our formation in July 2022, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and 1% of the average of our total assets as of the date of formation, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Compensation of Directors and Executive Officers”). With respect to the additional series that will be offering their interests by way of this offering circular and other future series, their properties will be acquired in accordance with one of the acquisition methods discussed in the section titled “Description of Business⸺Acquisition Mechanics.” As such, the manager is expected to receive interest income from loans to the multiple series. We expect the terms of such loans will be comparable to terms available in arm’s-length transactions.

DESCRIPTION OF THE SECURITIES BEING OFFERED

The following is a summary of the principal terms of, and is qualified by reference to, our operating agreement, the series designations, and the subscription agreements relating to the purchase of the interests offered hereby, which are attached as exhibits to the offering statement of which this offering circular forms a part. This summary is qualified in its entirety by reference to the detailed provisions of those documents which should be reviewed in their entirety by each prospective investor. In the event that the provisions of this summary differ from the provisions of the operating agreement, the series designations or the subscription agreements, as applicable, the provisions of the operating agreement, the series designations or the subscription agreements, as applicable, shall apply. Capitalized terms used in this summary (and elsewhere in this offering circular) that are not defined herein shall have the meanings ascribed thereto in the operating agreement.

Description of the Interests

Our company is a series limited liability company formed pursuant to Section 18-215 of the LLC Act. The purchase of membership interests in a series of our company is an investment only in that particular series and not an investment in our company as a whole. In accordance with the LLC Act, each series is, and any other series if issuing interests in the future will be, a separate series of our company and not in a separate legal entity. Our company has not issued, and does not intend to issue, any class of any series interests entitled to any preemptive, preferential or other rights that are not otherwise available to the holders purchasing interests in connection with any offering.

Subject to the provisions of the operating agreement, the manager can cause our company to establish one or more series of our company through the creation of a written series designation for each new series. A series designation relates solely to the series established thereby and shall not be construed: (i) to affect the terms and conditions of any other series, or (ii) to designate, fix or determine the rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of interests associated with any other series, or the members associated therewith. The terms and conditions for each series are as set forth in the operating agreement and in the series designation, as applicable. Upon approval of any series designation by the manager, the series designation is attached to the operating agreement as an exhibit. The series designation establishing a series may: (i) specify a name or names under which the business and affairs of such series may be conducted; (ii) designate, fix and determine the relative rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of interests of such series and the members associated therewith (to the extent such terms differ from those set forth in the operating agreement); and (iii) designate or authorize the designation of specific officers to be associated with such series.

Title to the properties will be held by the applicable series of our company or through a Delaware limited liability company which will be a wholly-owned subsidiary of the applicable series. We intend that each series will own a single property. We do not anticipate that any of the series will acquire any properties other than their respective property. New series will be formed and will issue their own interests for future properties. An investor who invests in an offering of a series will not have any indirect interest in any property of any other series unless the investor also participates in a separate series offering associated with that other property.

Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and upon the closing of an offering for a series, the records maintained for any such series account for the assets associated with such series separately from the assets of the limited liability company, or any other series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series. Accordingly, our company expects the manager to maintain separate, distinct records, and bank accounts, for each series and its associated assets and liabilities. As such, the assets of a series include only the property associated with that series and other related assets (e.g., cash reserves). As noted in the “Risk Factors” section, the limitations on inter-series liability provided by Section 18-215(b) have never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series should be applied to meet the liabilities of the other series or the liabilities of our company generally where the assets of such other series or of our company generally are insufficient to meet our company’s liabilities.

Section 18-215(c) of the LLC Act provides that a series established in accordance with Section 18-215(b) may carry on any lawful business, purpose or activity, other than the business of banking, and has the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued. Our company intends for each series to conduct its business and enter into contracts in its own name to the extent such activities are undertaken with respect to a particular series and title to the relevant property will be held by, or for the benefit of, the relevant series.

All of the series interests offered by this offering circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the series interests, as determined by the manager, the holders of such series interests will not be liable to our company to make any additional capital contributions with respect to such series interests (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the LLC Act). Holders of series interests have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any interests and no preferential rights to distributions.

The series described in this offering circular will use the proceeds of the respective offerings to repay any promissory notes issued to the manager or loans taken out or payments made by the manager to acquire their respective properties pursuant to the respective purchase and sale agreements, as well as pay certain fees and expenses related to the property acquisitions and each offering (please see the “Use of Proceeds to Issuer” sections for each offering for further details). An investor in an offering will acquire an ownership interest in the series interests related to that offering and not, for the avoidance of doubt, in (i) our company, (ii) any other series, (iii) the manager, (iv) the Arrived Platform or (v) the property associated with the series or any property owned by any other series.

Further Issuance of Interests

The operating agreement provides that our company may issue interests of each series to no more than 2,000 “qualified purchasers” (no more than 500 of which may be non-“accredited investors”). The manager, in its sole discretion, has the option to issue additional interests (in addition to those issued in connection with any offering) on the same terms as the interests of applicable series being offered hereunder as may be required from time to time in order to pay any operating expenses related to the applicable property.

Distribution Rights

The manager has sole discretion in determining what distributions of Free Cash Flow are made to interest holders except as otherwise limited by law or the operating agreement.

“Free Cash Flow” consists of the net income (as determined under GAAP), including property rental income, generated by such series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the property related to such series. The manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the series.

Our company expects the manager to make distributions of any Free Cash Flow on a semi-annual basis as set forth below. However, the manager may change the timing of distributions in its sole discretion. For example, the manager may determine to hold distributions until the effective distribution amount, per investor, equals or exceeds $5.00. In this case, the manager would accrue these distributions in an escrow account to be distributed once the minimum distribution amount has been reached or exceeded. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions.

Any Free Cash Flow generated by a series from the utilization of the property related to such series shall be applied within the series in the following order of priority:

●	repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;

●	thereafter to create such reserves as the manager deems necessary, in its sole discretion, to meet future operating expenses; and

●	thereafter by way of distribution to interest holders of such series (net of corporate income taxes applicable to the series), which may include the manager or any of its affiliates.

No series will distribute a property in kind to its interest holders.

The LLC Act (Section 18-607) provides that a member who receives a distribution with respect to a series and knew at the time of the distribution that the distribution was in violation of the LLC Act shall be liable to the series for the amount of the distribution for three years. Under the LLC Act, a series limited liability company may not make a distribution with respect to a series to a member if, after the distribution, all liabilities of such series, other than liabilities to members on account of their limited liability company interests with respect to such series and liabilities for which the recourse of creditors is limited to specific property of such series, would exceed the fair value of the assets of such series. For the purpose of determining the fair value of the assets of the series, the LLC Act provides that the fair value of property of the series subject to liability for which recourse of creditors is limited shall be included in the assets of such series only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the LLC Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to it at the time the assignee became a member and that could not be ascertained from the operating agreement.

Registration Rights

There are no registration rights in respect of the interests.

Voting Rights

The manager is not required to hold an annual meeting of interest holders. The operating agreement provides that meetings of interest holders may be called by the manager and a designee of the manager shall act as chairman at such meetings. The investor does not have any voting rights as an interest holder in our company or a series except with respect to:

(i) the removal of the manager;

(ii) the dissolution of our company upon the for-cause removal of the manager, and

(iii) an amendment to the operating agreement that would:

a. enlarge the obligations of, or adversely effect, an interest holder in any material respect;

b. reduce the voting percentage required for any action to be taken by the holders of interests in our company under the operating agreement;

c. change the situations in which our company and any series can be dissolved or terminated;

d. change the term of our company (other than the circumstances provided in the operating agreement); or

e. give any person the right to dissolve our company.

When entitled to vote on a matter, each interest holder will be entitled to one vote per interest held by it on all matters submitted to a vote of the interest holders of an applicable series or of the interest holders of all series of our company, as applicable. The removal of the manager as manager of our company and all series must be approved by a Super Majority Vote, that is, an affirmative vote of holders of interests of all series representing at least two thirds of the total votes that may be cast by all outstanding interests, voting together as a single class. All other matters to be voted on by the interest holders must be approved by a majority of the votes cast by interest holders in any series of our company present in person or represented by proxy. Each outstanding interest entitles the holder to one vote on all matters submitted to a vote of series interest holders.

The consent of the holders of a majority of the interests of a series is required for any amendment to the operating agreement that would adversely change the rights of the interest holders in such series, result in mergers, consolidations or conversions of such series and for any other matter as the manager, in its sole discretion, determines will require the approval of the holders of the interests of a series voting as a separate class.

The manager or its affiliates (if they hold series interests) may not vote as an interest holder in respect of any matter put to the interest holders. However, the submission of any action of our company or a series for a vote of the interest holders shall first be approved by the manager and no amendment to the operating agreement may be made without the prior approval of the manager that would decrease the rights of the manager or increase the obligations of the manager thereunder.

The manager has broad authority to take action with respect to our company and any series. See “Management” for more information. Except as set forth above, the manager may amend the operating agreement without the approval of the interest holders to, among other things, reflect the following:

●	the merger of our company, or the conveyance of all of the assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in the legal form into another limited liability entity;

●	a change that the manager determines to be necessary or appropriate to implement any state or federal statute, rule, guidance or opinion;

●	a change that the manager determines to be necessary, desirable or appropriate to facilitate the trading of interests;

●	a change that the manager determines to be necessary or appropriate for our company to qualify as a limited liability company under the laws of any state or to ensure that each series will continue to qualify as a corporation for U.S. federal income tax purposes;

●	an amendment that the manager determines, based upon the advice of counsel, to be necessary or appropriate to prevent our company, the manager, or the officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act or “plan asset” regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

●	any amendment that the manager determines to be necessary or appropriate for the authorization, establishment, creation or issuance of any additional series;

●	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the operating agreement;

●	any amendment that the manager determines to be necessary or appropriate for the formation by our company of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the operating agreement;

●	a change in the fiscal year or taxable year and related changes; and

●	any other amendments which the manager deems necessary or appropriate to enable the manager to exercise its authority under the Agreement.

In each case, the manager may make such amendments to the operating agreement provided the manager determines that those amendments:

●	do not adversely affect the interest holders (including any particular series as compared to other series) in any material respect;

●	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

●	are necessary or appropriate to facilitate the trading of interests, to comply with any rule, regulation, guideline or requirement of any securities exchange on which the interests may be listed for trading, compliance with any of which the manager deems to be in the best interests of our company and the interest holders;

●	are necessary or appropriate for any action taken by the manager relating to splits or combinations of interests under the provisions of the operating agreement; or

●	are required to effect the intent expressed in this offering circular or the intent of the provisions of the operating agreement or are otherwise contemplated by the operating agreement.

Furthermore, the manager retains sole discretion to create and set the terms of any new series and will have the sole power to acquire, manage and dispose of property of each series.

Liquidation Rights

The operating agreement provides that our company shall remain in existence until the earlier of the following: (i) the election of the manager to dissolve it; (ii) the sale, exchange or other disposition of substantially all of the assets of our company; (iii) the entry of a decree of judicial dissolution of our company; (iv) at any time that our company no longer has any members, unless the business is continued in accordance with the LLC Act; and (v) a vote by a majority of all interest holders of our company following the for-cause removal of the manager. Under no circumstances may our company be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members who hold more than two-thirds of the interests in the profits of our company).

A series shall remain in existence until the earlier of the following: (i) the dissolution of our company; (ii) the election of the manager to dissolve such series; (iii) the sale, exchange or other disposition of substantially all of the assets of the series; or (iv) at any time that the series no longer has any members, unless the business is continued in accordance with the LLC Act. Under no circumstances may a series be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members holding more than two-thirds of the interests in the profits of the series).

Upon the occurrence of any such event, the manager (or a liquidator selected by the manager) is charged with winding up the affairs of the series or our company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a series or our company as a whole, as applicable, the property will be liquidated and any after-tax proceeds distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are the manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation (as defined in the operating agreement)) and, thereafter, (iii) to the interest holders of the relevant series, allocated pro rata based on the number of interests held by each interest holder (which may include the manager, any of its affiliates and sellers of the properties and which distribution within a series will be made consistent with any preferences which exist within such series).

Restrictions on Ownership and Transfer

The interests of each series are subject to restrictions on transferability. An interest holder may not transfer, assign or pledge its interests without the consent of the manager. The manager may withhold consent in its sole discretion, including when the manager determines that such transfer, assignment or pledge would result in (a) there being more than 2,000 beneficial owners of the series or more than 500 beneficial owners of the series that are not “accredited investors,” (b) the assets of the series being deemed “plan assets” for purposes of ERISA, (c) such interest holder holding in excess of 9.8% of the series if the series elects to seek REIT qualification, (d) a change of US federal income tax treatment of our company or the series, or (e) our company, the series or the manager being subject to additional regulatory requirements. The transferring interest holder is responsible for all costs and expenses arising in connection with any proposed transfer (regardless of whether such transfer is completed) including any legal fees incurred by our company or any broker or dealer, any costs or expenses in connection with any opinion of counsel and any transfer taxes and filing fees. The manager or its affiliates will acquire interests in each series for their own accounts and may, from time to time and only in accordance with applicable securities laws (which may include filing an amendment to this offering circular), transfer these interests, either directly or through brokers, via the Arrived Platform or otherwise.

Additionally, unless and until the interests of our company are listed or quoted for trading, there are restrictions on the holder’s ability to pledge or transfer the interests. There can be no assurance that we will, or will be able to, register the interests for resale and there can be no guarantee that a liquid market for the interests will develop. Therefore, investors may be required to hold their interests indefinitely. Please refer to the operating agreement and the subscription agreement for additional information regarding these restrictions. To the extent certificated, the interests issued in each offering will bear a legend setting forth these restrictions on transfer and any legends required by state securities laws.

Agreement to be Bound by the Operating Agreement; Power of Attorney

By purchasing interests, the investor will be admitted as a member of our company and will be bound by the provisions of, and deemed to be a party to, the operating agreement. Pursuant to the operating agreement, each investor grants to the manager a power of attorney to, among other things, execute and file documents required for our company’s qualification, continuance or dissolution. The power of attorney also grants the manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the operating agreement.

Duties of Officers

The operating agreement provides that, except as may otherwise be provided by the operating agreement, the property, affairs and business of each series will be managed under the direction of the manager. The manager has the power to appoint the officers and such officers have the authority to exercise the powers and perform the duties specified in the operating agreement or as may be specified by the manager.

Our company may decide to enter into separate indemnification agreements with the directors and officers of our company or the manager. If entered into, each indemnification agreement is likely to provide, among other things, for indemnification to the fullest extent permitted by law and the operating agreement against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements may also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to our company if it is found that such indemnitee is not entitled to such indemnification under applicable law and the operating agreement.

Exclusive Jurisdiction; Waiver of Jury Trial; Federal Securities Law Exceptions

Any dispute in relation to the operating agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where federal securities laws allow or require that certain claims be brought in federal courts, as in the case of claims brought under the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the operating agreement will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the operating agreement will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Each will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required or permitted by applicable federal law, a federal court of the United States. If an interest holder were to bring a claim against our company or the manager pursuant to the operating agreement and such claim were governed by state law, it would have to bring such claim in the Delaware Court of Chancery.

The operating agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for investors to consent to exclusive jurisdiction of the Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought. The exclusive forum provisions spelled out in the operating agreement will not apply to suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable under the facts and circumstances of that case in accordance with applicable case law. See “Risk Factors—Risks Related of Ownership of Our interests--Any dispute in relation to the operating agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where federal law requires that certain claims be brought in federal courts. The operating agreement, to the fullest extent permitted by applicable law, provides for investors to waive their right to a jury trial.” Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the operating agreement with a jury trial. No condition, stipulation or provision of the operating agreement or our interests serves as a waiver by any or beneficial owner of our interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, our company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and our company believes that the provision does not impact the rights of any or beneficial owner of our interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions apply to investors who purchase interests in the series offerings directly from our company as well as to purchasers who may buy series interests in the secondary market, as they, as well, will become series members whose rights vis a vis the interests will be governed according to the terms of the operating agreement

Listing

The interests are not currently listed or quoted for trading on any national securities exchange, national quotation system or alternative trading system.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to the acquisition, holding, and disposition of interests. For purposes of this section, references to “we,” “us” or “our company” means each of the series, individually, except as otherwise indicated. This summary is based upon the Internal Revenue Code, the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. The summary is also based upon the assumption that the operation of our company, and of any subsidiaries and other lower-tier affiliated entities, will be in accordance with its applicable organizational documents and as described in this offering circular. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

●	U.S. expatriates;

●	persons who mark-to-market our interests;

●	subchapter S corporations;

●	U.S. investors who are U.S. persons (as defined below) whose functional currency is not the U.S. dollar;

●	financial institutions;

●	insurance companies;

●	broker-dealers;

●	REITs;

●	regulated investment companies;

●	trusts and estates;

●	holders who receive our interests through the exercise of employee stock options or otherwise as compensation;

●	persons holding our interests as part of a “straddle,” “hedge,” “short sale,” “conversion transaction,” “synthetic security” or other integrated investment;

●	non-corporate taxpayers subject to the alternative minimum tax provisions of the Internal Revenue Code;

●	persons holding our interests through a partnership or similar pass-through entity;

●	persons holding a 10% or more (by vote or value) beneficial interest in our company;

●	tax exempt organizations, except to the extent discussed below in “—Treatment of Tax Exempt U.S. investors;” and

●	non-U.S. persons (as defined below), except to the extent discussed below in “—U.S. Taxation of Non-U.S. investors.”

Except to a limited extent noted below, this summary does not address state, local or non-U.S. tax considerations. This summary assumes that investors will hold our interests as capital assets, within the meaning of Section 1221 of the Internal Revenue Code, which generally means as property held for investment.

For the purposes of this summary, a U.S. person is a beneficial owner of our interests who for U.S. federal income tax purposes is:

●	a citizen or resident of the United States;

●	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For the purposes of this summary, a U.S. investor is a beneficial owner of our interests who is a U.S. person. A tax exempt organization is a U.S. person who is exempt from U.S. federal income tax under Section 401(a) or 501(a) of the Internal Revenue Code. For the purposes of this summary, a non-U.S. person is a beneficial owner of our interests who is a nonresident alien individual or a non-U.S. corporation for U.S. federal income tax purposes, and a non-U.S. investor is a beneficial owner of our interests who is a non-U.S. person. The term “corporation” includes any entity treated as a corporation for U.S. federal income tax purposes, and the term “partnership” includes any entity treated as a partnership for U.S. federal income tax purposes.

The information in this section is based on the current Code, current, temporary and proposed Treasury Regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the IRS, including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except in the case of the taxpayer to whom a private letter ruling is addressed, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law, possibly with retroactive effect. Any change could apply retroactively. We have not obtained any rulings from the IRS concerning the tax treatment of the matters discussed below. Thus, it is possible that the IRS could challenge the statements in this discussion that do not bind the IRS or the courts and that a court could agree with the IRS.

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR INTERESTS DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR INTERESTS TO ANY PARTICULAR INVESTOR WILL DEPEND ON THE INVESTOR’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR INTERESTS.

Taxation of Each Series of Interests as a “C” Corporation

Although formed as a Delaware series limited liability company eligible for tax treatment as a “partnership,” we have affirmatively elected for each series of interests, to be taxed as a “C” corporation under Subchapter C of the Code for all federal and state tax purposes and the discussion below assumes that each series will be so treated. Thus, each series of interests will be taxed at regular corporate rates on its income before making any distributions to interest holders as described below.

The rule that a separate series of a series LLC is an eligible entity that may elect to be treated as a corporation for federal income tax purposes is contained in proposed Treasury Regulations not yet technically in force (Prop. Treas. Reg. Section 301.7701- 1(a)(5)) and could be subject to change if and when those Proposed Treasury Regulations are issued in final form. If such a change were to occur, investors in the series would likely be treated as partners in a partnership and would be subject to current federal income tax on their proportional share of the income of the series.

Taxation of Distributions to Investors

Distributions to U.S. investors out of a series’ current or accumulated earnings and profits will be taxable as dividends. A non-corporate U.S. investor who receives a distribution constituting “qualified dividend income” may be eligible for reduced federal income tax rates. U.S. investors are urged to consult their tax advisors regarding the characterization of corporate distributions as “qualified dividend income.” Dividends received by a corporate U.S. investor may be eligible for the corporate dividends-received deduction if certain holding periods are satisfied.

Distributions in excess of a series’ current and accumulated earnings and profits will not be taxable to a U.S. investor to the extent that the distributions do not exceed the adjusted tax basis of the U.S. investor’s interests. Rather, such distributions will reduce the adjusted basis of such U.S. investor’s interests. Distributions in excess of current and accumulated earnings and profits that exceed the U.S. investor’s adjusted basis in its interests will be taxable as capital gain in the amount of such excess if the interests are held as a capital asset.

Net Investment Income Tax

Section 1411 of the Code imposes on individuals, trusts and estates a 3.8% tax on certain investment income. In general, in the case of an individual, this tax is equal to 3.8% of the lesser of (i) the taxpayer’s “net investment income” or (ii) the excess of the taxpayer’s adjusted gross income over the applicable threshold amount ($250,000 for taxpayers filing a joint return, $125,000 for married individuals filing separate returns and $200,000 for other taxpayers). In the case of an estate or trust, the 3.8% tax will be imposed on the lesser of (x) the undistributed net investment income of the estate or trust for the taxable year, or (y) the excess of the adjusted gross income of the estate or trust for such taxable year over a beginning dollar amount of the highest tax bracket for such year.

Taxation of Dispositions of Interests

Upon any taxable sale or other disposition of our interests, a U.S. investor will recognize gain or loss for federal income tax purposes on the disposition in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition, and (ii) the U.S. investor’s adjusted tax basis in the interests. A U.S. investor’s adjusted tax basis in the interests generally equals his or her initial amount paid for the interests and decreased by the amount of any distributions to the investor in excess of the series’ current or accumulated earnings and profits. In computing gain or loss, the proceeds that U.S. investors receive will include the amount of any cash and the fair market value of any other property received for their interests, and the amount of any actual or deemed relief from indebtedness encumbering their interests. The gain or loss will be long-term capital gain or loss if the interests are held for more than one year before disposition. Long-term capital gains of individuals, estates and trusts currently are taxed at a maximum rate of 20% (plus any applicable state income taxes) plus the 3.8% net investment income tax.

The deductibility of capital losses may be subject to limitation and depends on the circumstances of a particular U.S. investor. The effect of such limitation may be to defer or to eliminate any tax benefit that might otherwise be available from a loss on a disposition of the interests. Capital losses are first deducted against capital gains, and, in the case of non-corporate taxpayers, any remaining such losses are deductible against salaries or other income from services or income from portfolio investments only to the extent of $3,000 per year.

Tax Withholding and Information Reporting

Generally, a series must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you.

Dividends paid by a series to a non-U.S. investor are generally subject to federal income tax withholding at the rate of 30% (or a lower rate determined under a tax treaty). A non-U.S. investor that is entitled to a reduced rate of withholding will need to provide an IRS Form W-8BEN or similar form to certify its entitlement to tax treaty benefits.

Payments of dividends or of proceeds on the disposition of the interests made to you may be subject to additional information reporting and backup withholding at a current rate of 24% unless you establish an exemption. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

Backup withholding is not an additional tax; rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Under legislation commonly known as “FATCA,” each series will be required to withhold U.S. federal income tax at the rate of 30% on distributions treated as dividends for tax purposes unless the recipient timely provides proper certifications on a valid U.S. Form W-8 or W-9. Withholding under FATCA generally applies to certain “foreign financial institutions” and “non-financial foreign entities.” Withholding will not apply to a U.S. investor that timely provides a valid U.S. Form W-9.

If we determine withholding is required with respect to a distribution or payment, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding.

REIT Election

As previously discussed, the management team may seek to qualify certain series as a REIT, based on the circumstances of the respective underlying asset, including the nature of the underlying asset, the size and concentration of the investor group and how the manager intends to manage and monetize the underlying asset.

As long as any series qualifies as a REIT, it generally will not be subject to federal income tax on the portion of its REIT taxable income or capital gain that it distributes to its shareholders. Losses incurred by a REIT will not flow through to investors, nor will items of expense such as foreign taxes. A REIT’s qualification and taxation as a REIT will depend on its ability to satisfy annual income tests, quarterly asset tests, and other requirements under the Code on a continuing basis. Accordingly, there can be no assurance that a REIT will be able to continue to operate in a manner so as to remain qualified as a REIT. Failure to meet certain tests under the Code or to remain qualified as a REIT may subject any REIT to substantial tax liability under the Code that would adversely impact the dividends received by the investors from such REIT.

The manager has the right to structure the acquisition and operation of assets as it deems appropriate and, because of the complexity and cost of a REIT structure, may decide (in its sole and absolute discretion) not to qualify any series as REITs.

Possible Tax Law Changes

The foregoing discussion is only a summary and is based upon existing federal income tax law. Investors should recognize that the federal income tax treatment of an investment may be modified at any time by legislative, judicial or administrative action. Any such changes may have a retroactive effect with respect to existing transactions and investments and may modify the statements made above. In particular, the Tax Act includes sweeping changes to U.S. tax laws and represents the most significant changes to the Internal Revenue Code since 1986. Investors are urged to consult with their own tax advisor with respect to the impact of recent legislation, including the Tax Act, on their investment in the Interests.

THE FOREGOING DISCUSSION SHOULD NOT BE CONSIDERED TO DESCRIBE FULLY THE FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN A SERIES. INVESTORS ARE STRONGLY ADVISED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN A SERIES.

ERISA CONSIDERATIONS

A fiduciary of a pension, profit sharing, retirement or other employee benefit plan (or a plan), subject to the Employee Retirement Income Security Act of 1974, as amended (or ERISA), should consider the fiduciary standards under ERISA in the context of the plan’s particular circumstances before authorizing an investment of a portion of such plan’s assets in our interests. Accordingly, among other things, such fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA, (ii) whether the investment is in accordance with the documents and instruments governing the plan as required by Section 404(a)(1)(D) of ERISA, and (iii) whether the investment is prudent under ERISA. In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA and corresponding provisions of Section 4975 of the Internal Revenue Code, prohibit a wide range of transactions involving the assets of the plan and persons who have certain specified relationships to the plan (“parties in interest” within the meaning of ERISA, “disqualified persons” within the meaning of the Internal Revenue Code). A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the plan that engages in such a non-exempt prohibited transaction may be subject to penalties under ERISA and the Internal Revenue Code. Thus, a plan fiduciary considering an investment in our interests also should consider whether the acquisition or the continued holding of our interests might constitute or give rise to a direct or indirect prohibited transaction that is not subject to an exemption issued by the Department of Labor (or the DOL).

The DOL has issued final regulations (or the DOL Regulations) as to what constitutes assets of an employee benefit plan under ERISA. Under the DOL Regulations, if a plan acquires an equity interest in an entity, which interest is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act, the plan’s assets would include, for example, for purposes of the fiduciary responsibility provision of ERISA, both the equity interest and an undivided interest in each of the entity’s underlying assets unless certain specified exceptions apply. The DOL Regulations define a publicly offered security as a security that is “widely held,” “freely transferable,” and either part of a class of securities registered under the Exchange Act or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the public offering occurred).

The DOL Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control. We expect our interests to be “widely held” upon completion of the initial public offering.

The DOL Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with our series offerings, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are “freely transferable.” We believe that the restrictions imposed under the operating agreement on the transfer of our interests are limited to the restrictions on transfer generally permitted under the DOL Regulations and are not likely to result in the failure of interests our interests to be “freely transferable.” The DOL Regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the DOL will not reach a contrary conclusion.

Assuming that our interests will be “widely held” and “freely transferable,” we believe that our interests will be publicly offered securities for purposes of the DOL Regulations and that our assets will not be deemed to be “plan assets” of any plan that invests in our interests.

Certain individuals, including us, the manager and any of their respective affiliates may be parties in interest and disqualified persons with respect to plans subject to ERISA or the Internal Revenue Code. Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Internal Revenue Code may arise if interests of interests are acquired or held by a plan with respect to which we, the manager or any of their respective affiliates is a party in interest or a disqualified person. Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Internal Revenue Code may be applicable, however, in certain cases, depending in part on the type of plan fiduciary making the decision to acquire our interests and the circumstances under which such decision is made. Accordingly, each holder of our interests will be deemed to have represented and agreed that its purchase and holding of such interests will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code.

PLAN OF DISTRIBUTION AND SUBSCRIPTION PROCEDURE

Plan of Distribution

We are managed by the manager, Arrived Holdings, Inc., which also owns and operates a web-based and mobile accessible investment platform we refer to as the Arrived Platform. Through the use of the Arrived Platform, investors can browse and screen the potential investments and sign legal documents electronically. Neither the manager nor any other affiliated entity involved in the offer and sale of the interests is a member firm of the Financial Industry Regulatory Authority, Inc., or FINRA, and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of the interests.

The  sale of the interests in our series offerings is being facilitated by Dalmore Group, LLC (“Dalmore”), which is a registered broker-dealer under the Exchange Act and member of FINRA and is registered in each state where the offer and sales of the interests will occur, pursuant to a broker-dealer agreement, dated July 26, 2022 (the “Broker-Dealer Agreement”). A copy of the Broker-Dealer Agreement containing all relevant details of the arrangement is attached as Exhibit 6.1 to the offering statement of which this offering circular forms a part.

Transfer  agent functions with respect to the membership interests of each series are performed by Colonial Stock Transfer Company, Inc. (the “Transfer Agent”), a registered transfer agent, pursuant to a service agreement for transfer agent services, dated July 27, 2022 (the “Transfer Agent Agreement”). A copy of the Transfer Agent Agreement containing all relevant details of the arrangement is attached as Exhibit 6.2 to the offering statement of which this offering circular forms a part.

We are offering the membership interests of each of the series of our company set forth in the “Series Offering Table.” Each offering is being conducted on a “best efforts,” no minimum basis. The initial offering price for the interests of each series was determined by the manager.

Each of the offerings is being conducted under Regulation A under the Securities Act and, therefore, only offered and sold to “qualified purchasers.” For further details on the suitability requirements an investor must meet in order to participate in these offerings, see “–Investor Suitability Standards” below. As a Tier 2 offering pursuant to Regulation A under the Securities Act, these offerings will be exempt from state law “Blue Sky” registration requirements, subject to meeting certain state filing requirements and complying with certain antifraud provisions, to the extent that our interests are offered and sold only to “qualified purchasers” or at a time when our interests are listed on a national securities exchange. It is anticipated that sales of securities will only be made in states where Dalmore is registered.

Our series offerings are being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of a particular series is continuous, active sales of series interests may take place sporadically over the term the offering. The term of each series offering will commence within two calendar days after the qualification date of the offering statement of which this offering circular is a part and end no later than the second anniversary of the qualification date of the offering statement.

There will be a separate closing, or closings, with respect to each offering. An initial closing of an offering will take place on the earliest to occur of (i) the date subscriptions for the maximum number of series interests have been accepted, (ii) a date determined by the manager in its sole discretion and (iii) the date one week prior to three months after the offering begins. Additionally, any closing following such initial closing will take place on the earliest to occur of (i) the date subscriptions for the maximum number of series interests have been accepted, (ii) a date determined by the manager in its sole discretion and (iii) the date that is three months after the prior closing for the relevant series offering. A fully executed subscription agreement for any particular investor in a series offering will be accepted or rejected by the manager within 15 days of being received by the series.

If an initial closing has not occurred, an offering will be terminated upon the earliest to occur of (i) the date immediately following the date one week prior to three months after the date the offering begins and (ii) any date on which the manager elects to terminate the offering for a particular series in its sole discretion.  No securities are being offered by existing security-holders.

Those persons who want to invest in our interests must sign a subscription agreement for the particular series of interests, which will contain representations, warranties, covenants, and conditions customary for offerings of this type for limited liability companies. See “–How to Subscribe” below for further details. A copy of the form of subscription agreement for each series is filed as Exhibit 4.1 to the offering statement of which this offering circular forms a part.

Investor Suitability Standards

Our interests are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act) which include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in any of the interests of our company (in connection with any series offered under Regulation A) does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

For an individual potential investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1. an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person and the mortgage on that primary residence (to the extent not underwater), but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence; or

2. earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

In August 2020, the Commission adopted amendments to the accredited investor definition in Rule 501(a), which became effective in October 2020. These amendments effected the following changes to the definition of accredited investor:

●	added a new category to the definition that permits natural persons to qualify as accredited investors based on certain professional certifications, designations or credentials or other credentials issued by an accredited educational institution, which the Commission may designate from time to time by order. In conjunction with the adoption of the amendments, the Commission designated by order holders in good standing of the Series 7, Series 65, and Series 82 licenses as qualifying natural persons. This approach provides the Commission with flexibility to reevaluate or add certifications, designations, or credentials in the future. Members of the public may wish to propose for the Commission’s consideration additional certifications, designations or credentials that satisfy the attributes set out in the new rule;

●	included as accredited investors, with respect to investments in a private fund, natural persons who are “knowledgeable employees” of the fund;

●	clarified that limited liability companies with $5 million in assets may be accredited investors and added Commission- and state-registered investment advisers, exempt reporting advisers, and rural business investment companies (RBICs) to the list of entities that may qualify;

●	added a new category for any entity, including Indian tribes, governmental bodies, funds, and entities organized under the laws of foreign countries, that own “investments,” as defined in Rule 2a51-1(b) under the Investment Company Act, in excess of $5 million and that was not formed for the specific purpose of investing in the securities offered;

●	added “family offices” with at least $5 million in assets under management and their “family clients,” as each term is defined under the Investment Advisers Act; and

●	added the term “spousal equivalent” to the accredited investor definition, so that spousal equivalents may pool their finances for the purpose of qualifying as accredited investors.

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

Our manager and Dalmore, in its capacity as broker of record for these offerings, will be permitted to make a determination that the subscribers of interests in each offering are “qualified purchasers” in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to http://www.investor.gov.

An investment in our interests may involve significant risks. Only investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in the interests. See “Risk Factors.”

Minimum and Maximum Investment

The minimum subscription by an investor in a series is one (1) interest. In the instance where a series attempts to qualify as a REIT, no investor may own greater than 9.8% of the total interests in such series.

Broker

We have engaged Dalmore Group, LLC, or Dalmore, a broker-dealer registered with the Commission and a member of FINRA and SIPC, to perform the following administrative and compliance related functions in connection with our offerings, but not for underwriting or placement agent services:

●	review investor information, including KYC, or Know Your Customer data, AML, or Anti Money Laundering, and other compliance background checks, and provide a recommendation to the company whether or not to accept the investor;

●	review each investor’s subscription agreement to confirm such investors participation in the offering and provide a determination to the company whether or not to accept the use of the subscription agreement for the investor’s participation;

●	contact and/or notify the company, if needed, to gather additional information or clarification on an investor;

●	not provide any investment advice or any investment recommendations to any investor;

●	keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement between the company and Dalmore (e.g., as needed for AML and background checks); and

●	coordinate with third party providers to ensure adequate review and compliance.

Dalmore will be registered in each state where each offering and sale of interests will occur, prior to the launch of each offering. Dalmore will receive a brokerage fee but will not purchase any series interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with any series offering.

The broker-dealer agreement with Dalmore will remain in effect for a period of twelve (12) months and will renew automatically for successive renewal terms of twelve (12) months each unless either party provides notice to the other party of non-renewal at least sixty (60) days prior to the expiration of the current term.

Escrow Agent

The  Escrow Agent is North Capital Private Securities Corporation who will be appointed as escrow agent for each offering pursuant to an escrow agreement among the Broker, the Escrow Agent, and our company, on behalf of each series. A copy of the form escrow agreement is filed as Exhibit 8.1 to the offering statement of which this offering circular forms a part.

Each series will generally be responsible for fees due to the Escrow Agent, which are categorized as part of the offering expenses described in “—Fees and Expenses” below. The manager has agreed to pay the escrow fees and the series will reimburse the manager for offering expenses actually incurred, including escrow fees and for certain other expenses, in an amount up to 2% of gross offering proceeds of the series offering. See “Management Compensation—Reimbursement of Expenses.”

We agreed to indemnify the Escrow Agent and each director, officer, employee, attorney, agent and affiliate of the Escrow Agent against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable attorneys’ fees, costs and expenses) in any third party claim arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of the escrow agreements or any transactions contemplated therein; provided, however, that no person shall have the right to be indemnified for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted from the gross negligence or willful misconduct of such person.

Transfer Agent

Pursuant to the Transfer Agent Agreement, the Transfer Agent performs certain transfer agent functions for our company, including:

●	maintaining a record of ownership of interests for each series, including contact information of all registered holders of interests;

●	maintaining a record of the transfer, issuance and cancellation of any and all interests; and

●	coordinating with the broker-dealer authorized by the Company to execute a purchase or sale of interests to ensure that all purchases and sales are promptly reported to the company and recorded in the register of interests for each series.

The Transfer Agent is registered with the Commission as a transfer agent pursuant to Section 17A of the Exchange Act.

Fees and Expenses

See “Use of Proceeds to Issuer” for a description of the specific expenses for each offering.

Brokerage Fee

As compensation for providing certain broker-dealer services to each series in connection with each offering, Dalmore will receive a brokerage fee equal to 1.0% of the gross proceeds of each such offering. Notwithstanding the foregoing, Dalmore will not receive any fee on funds raised from the sale of interests to our manager, its affiliates or any other property sellers.

Each series will be responsible for paying its own brokerage fee to Dalmore in connection with the sale of interests in such series, except if otherwise stated for a particular series. The brokerage fee will be payable from the proceeds of such offering.

In addition to the 1% brokerage fee, Arrived Holdings, Inc., our manager, has agreed to pay Dalmore a one-time $10,000 consulting fee. We will also make a one-time advance payment of $5,000 to Dalmore for out of pocket expenses. Dalmore will also receive a $1,000 fee for each post-qualification amendment to the offering statement that we file to qualify additional series offerings. These fees will be paid by our manager, subject to possible reimbursement from the relevant series. The aggregate commission to be paid to Dalmore, which will be inclusive of all fees to be received in connection with each post-qualification amendment to the offering statement to qualify additional series offerings, will have a maximum value of no more than 7% of the total offering proceeds. Dalmore will ensure that the maximum commission amount will not exceed this 7% cap.

In addition to the fees we will pay Dalmore, the manager will pay North Capital Investment Technology, Inc., the parent company of the Escrow Agent, a monthly licensing and service fee of $750 for technology tools to facilitate the offering of securities on the Arrived Platform. This fee is capped at $6,000 for each series offering. The manager will also pay North Capital Investment Technology a one-time installation and setup fee of $2,500.

Offering Expenses

Each series will generally be responsible for certain fees, costs and expenses incurred in connection with the offering of the interests associated with that series. Each series offering will reimburse the manager up to 2% of gross offering proceeds for offering expenses actually incurred by the manager on our behalf. Offering expenses consist of legal, accounting, escrow, filing, banking, compliance costs and custody fees, as applicable, related to a specific offering (and excludes ongoing costs described in “Operating Expenses”).

Acquisition Expenses

Each series will be responsible for any and all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the property related to such series incurred prior to the closing, including real estate brokerage and sales fees and commissions (but excluding the Dalmore brokerage fee), appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, bank fees and interest (if the property was acquired using debt prior to completion of an offering), and photography and videography expenses in order to prepare the profile for the property on the Arrived Platform (the “Acquisition Expenses”). The Acquisition Expenses will be payable from the proceeds of each offering and we will reimburse the manager for any such fees, costs and expenses advanced by the manager.

Additional Information Regarding this Offering Circular

We have not authorized anyone to provide you with information other than as set forth in this offering circular. Except as otherwise indicated, all information contained in this offering circular is given as of the date of this offering circular. Neither the delivery of this offering circular nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof.

From time to time, we may provide an “offering circular supplement” that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the Commission includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the Commission and any offering circular supplement, together with additional information contained in our annual reports, semiannual reports and other reports and information statements that we will file periodically with the Commission.

The offering statement and all amendments, supplements and reports that we will file can be read on the Commission’s website at www.sec.gov or in the legal section for the applicable property on the Arrived Platform. The contents of the Arrived Platform (other than the offering statement and the Appendices and Exhibits thereto and this offering circular) are not incorporated by reference in or otherwise a part of this offering circular.

How to Subscribe

Potential investors who are “qualified purchasers” may subscribe to purchase interests in a series which has not had a final closing.

The subscription process for each offering is a separate process. Any potential investor wishing to acquire any series interests must:

1. Carefully read this offering circular, and any current supplement, as well as any documents described in the offering circular and attached hereto or which you have requested. Consult with your tax, legal and financial advisors to determine whether an investment in any of the series interests is suitable for you.

2. Review the subscription agreement (including the “Investor Qualification and Attestation” attached thereto), which was pre-populated following your completion of certain questions on the Arrived Platform application and if the responses remain accurate and correct, sign the completed subscription agreement using electronic signature. Except as otherwise required by law, subscriptions may not be withdrawn or cancelled by subscribers.

3. Once the completed subscription agreement is signed for a particular offering, an integrated online payment provider will transfer funds in an amount equal to the purchase price for the relevant series interests you have applied to subscribe for (as set out on the front page of your subscription agreement) into a non-interest-bearing escrow account with the Escrow Agent. The Escrow Agent will hold such subscription monies in escrow until such time as your subscription agreement is either accepted or rejected by the manager and, if accepted, such further time until you are issued with series interests for which you subscribed.

4. The manager and Dalmore will review the subscription documentation completed and signed by you upon completion and signature. You may be asked to provide additional information, and such additional information will be reviewed and considered by the manager and Dalmore upon receipt. The manager or Dalmore will contact you directly if required. A fully executed subscription agreement for any particular investor in a series offering will be accepted or rejected by the manager within 15 days of being received by the series. We reserve the right to reject any subscriptions, in whole, for any or no reason within such 15-day period.

5. Once the review is complete, the manager will promptly inform you whether or not your application to subscribe for the series interests is approved or denied, and if approved, the number or series interests you are entitled to subscribe for. The manager will only accept or reject a subscription in part if required to do so to comply with regulatory requirements or where the manager reasonably believes that such acceptance or rejection is required to for a particular series to qualify as a REIT. Otherwise, the manager will accept or reject an investment in its entirety. If your subscription is rejected, in whole or in part, then your subscription payments (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction. The manager accepts subscriptions on a first come, first served basis subject to the right to reject or reduce subscriptions.

6. If all or a part of your subscription in a particular series is approved, then the number of series interests you are entitled to subscribe for will be issued to you upon the closing. Simultaneously with the issuance of the series interests, the subscription monies held by the Escrow Agent in escrow on your behalf will be transferred to the account of the applicable series as consideration for such series interests.

By executing the subscription agreement, you agree to be bound by the terms of the subscription agreement and the operating agreement of our company, or the operating agreement, as it may be amended from time to time. Our company, the manager and Dalmore will rely on the information you provide in the subscription agreement, including the “Investor Qualification and Attestation” attached thereto and the supplemental information you provide in order for the manager and Dalmore to verify your status as a “qualified purchaser.” If any information about your “qualified purchaser” status changes prior to you being issued series interests, please notify the manager immediately using the contact details set out in the subscription agreement.

For further information on the subscription process, please contact the manager using the contact details set out in the “Where to Find Additional Information” section.

The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest-bearing account with the Escrow Agent and will not be commingled with the series’ operating account, until if and when there is a closing for a particular offering with respect to that. When the Escrow Agent has received instructions from the manager or Dalmore that an offering will close, and the investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such investor’s subscription proceeds in its possession to the account of the applicable series. If an offering is terminated without a closing, or if a prospective investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective investors will be returned promptly to them without interest or deductions. Any costs and expenses associated with a terminated offering will be borne by the manager.

LEGAL MATTERS

The validity of the interests offered hereby will be passed upon for us by Maynard, Cooper & Gale, P.C.

ACCOUNTING MATTERS

Our consolidated financial statements as of July 31, 2022 and for the period then ended included in this offering circular have been audited by Morison Cogen LLP, an independent certified public accounting firm, as stated in its report appearing herein.

WHERE TO FIND ADDITIONAL INFORMATION

This offering circular does not purport to restate all of the relevant provisions of the documents referred to or pertinent to the matters discussed herein, all of which must be read for a complete description of the terms relating to an investment in us. All potential investors in the interests are entitled to review copies of any other agreements relating to any series described in this offering circular and offering circular supplements, if any. In the subscription agreement, you will represent that you are completely satisfied with the results of your pre-investment due diligence activities.

The manager will answer inquiries from potential investors in offerings concerning any of the series, our company, the manager and other matters relating to the offer and sale of the series interests under this offering circular. Our company will afford the potential investors in the interests the opportunity to obtain any additional information to the extent our company possesses such information or can acquire such information without unreasonable effort or expense that is necessary to verify the information in this offering circular.

Any statement contained herein or in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the offering circular to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of the offering circular, except as so modified or superseded.

Requests and inquiries regarding the offering circular should be directed to:

Arrived STR, LLC

500 Yale Avenue North,

Seattle, WA 98109

E-Mail: contact@arrivedhomes.com

Tel: (814) 277-4833

Attention: Arrived Holdings, Inc.

We will provide requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.

INDEX TO FINANCIAL STATEMENTS

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED FINANCIAL STATEMENTS JULY 31, 2022	F-2

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2022

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Members and Members of
Arrived STR, LLC and its Series

Seattle, Washington

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Arrived STR, LLC and its Series (the Company) as of July 31, 2022, and the related consolidated statements of comprehensive income, changes in members’ equity, and cash flows for the period from July 11, 2022 (date of inception) through July 31, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2022, and the results of their operations and their cash flows for the period from July 11, 2022 (date of inception) through July 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the consolidated financial statements, the Company’s lack of liquidity raises substantial doubt about their ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Morison Cogen LLP

We have served as the Company’s auditor since 2022.

Blue Bell, Pennsylvania

August 10, 2022

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED BALANCE SHEET

JULY 31, 2022

ASSETS
Current assets:	$-
Cash
Accounts receivable
Prepaid expenses
Due from related party
Total current assets	-
Property and equipment, net
Deposits
Total assets	$-

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:	$-
Accrued expenses
Due to related party
Total current liabilities	-
Tenant deposits
Mortgage payable, net
Total liabilities	-

Members' equity:
Total members' equity	-
Total liabilities and members' equity	$-

The accompanying notes are an integral part of these consolidated financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE PERIOD JULY 11, 2022 (DATE OF INCEPTION) THROUGH JULY 31, 2022

Rental income	$-

Operating expenses:
Depreciation	-
Insurance	-
Management fees	-
Repairs and maintenance	-
Property taxes	-
Other operating expenses	-
Total operating expenses	-

Income from operations	-

Other income (expense), net
Other income	-
Interest expense	-
Total other income (expense), net	-

Net Income before income taxes	-
Provision for income taxes	-
Net Income	$-

The accompanying notes are an integral part of these consolidated financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD JULY 11, 2022 (DATE OF INCEPTION) THROUGH JULY 31, 2022

July 11, 2022	$-
Net Income	-
Balance at July 31, 2022	$-

The accompanying notes are an integral part of these consolidated financial statements.

ARRIVED STR, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD JULY 11, 2022 (DATE OF INCEPTION) THROUGH JULY 31, 2022

Cash flows from operating activities:
Net income	$-
Adjustments to reconcile net income to net cash provided by operating activities:	-
Depreciation	-
Amortization	-
Changes in assets and liabilities:	-
Accounts receivable	-
Prepaid expenses	-
Due from related party	-
Accrued expenses	-
Due to related party	-
Net cash provided by operating activities	-
Cash flows from investing activities:
Property improvements	-
Net cash used in investing activities	-
Cash flows from financing activities:
Net proceeds received from refinancing of mortgage	-
Repayments of amounts due to related party	-
Net proceeds from the issuance of membership units	-
Distributions	-
Net cash provided by financing activities	-
Net change in cash	-
Cash at beginning of period	-
Cash at end of period	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-
Cash paid for interest	$-

Supplemental disclosure of non-cash investing and financing activities:
Acquisition of subsidiary through promissory note with related party	$-
Advance from related party for acquisition of property	$-
Acquisition of property	$-
Mortgage payable for acquisition of property	$-
Offering expenses	$-
Deemed contribution from Manager	$-

The accompanying notes are an integral part of these consolidated financial statements.

ARRIVED STR, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived STR, LLC is a Delaware Series limited liability company formed on July 11, 2022, under the laws of Delaware. Arrived STR, LLC was formed to permit public investment in individual single family rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate Series of limited liability interests, or “Series,” that Arrived Holdings, Inc. (the “Manager”) established. As a Delaware Series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. Principal operations of Arrived STR, LLC and its Series (collectively, the “Company”) did not commence until July 31, 2022.

Arrived Homes Series Oasis, a series of Arrived STR, LLC was formed on July 26, 2022.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012 and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

Principles of Consolidation

These consolidated financial statements include the accounts of Arrived STR, LLC and the Series listed in Note 1. All inter-company transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the Manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the Series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the Series may also be required to pay the Manager sourcing fees as defined in the offering documents. The Manager is responsible for sourcing and analyzing the Series’ property.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Management Fee

The manager will receive from a series an annual asset management fee equal to five percent (5%) of the gross revenues, less maintenance, and restocking expenses, applicable to that series, paid out of the series’ net operating rental income. Further, the manager will receive an annual asset management fee equal to one-half percent (0.5%) of the purchase price of the series property issued in the form of membership interests of that series. Such membership interests will be accrued on a quarterly basis at the then current price and issued to the manager by the end of the fiscal year. Any fractional interest will be rounded up to the nearest whole number.

Property Management Fee

Initially, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of Gross Rental Receipts as remitted to the series on a monthly basis.  Following Stabilization, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of Gross Rental Receipts as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement. Such property management fee will increase to twenty percent (20%) of Gross Rental Receipts immediately following the time at which the net operating income of the series in a calendar year exceeds eight percent (8%) of the sum of the purchase price of the series property, the related furniture, fixtures and equipment and any setup costs for such series, each as disclosed below under “Use of Proceeds to the Issuer” for such series.

"Gross Rental Receipts" means the aggregate amount of all gross receipts actually received by or on behalf of Owner, determined on a cash basis, from (a) tenant rentals and other sums collected pursuant to leases (excluding tenant security deposits returned to tenants) and other amounts collected for rental of the property, (b) income from the operation of the property, including but not limited to, internet access, cleaning, laundry, and vending machines, if any, (c) proceeds from rental loss or business interruption insurance, (d) any sums and charges collected in connection with the termination of tenant leases or settlement of related claims and (e) application fees, cleaning fees, pet fees, administrative fees, and other similar miscellaneous income. Gross Rental Receipts shall not include the proceeds of (i) any sale, exchange, refinancing, condemnation, or other disposition of all or any part of the property, (ii) any loans to Owner, whether or not secured by all or any part of the property, (iii) any capital contributions made to Owner, (iv) any insurance proceeds (other than rental loss or business interruption insurance) maintained with regard to the property, (v) security deposits received from any prior owner of the property or directly from tenants (until applied to obligations that constitute Gross Rental Receipts) and any interest accrued thereon, (vi) interest income, (vii) advance rents (until such payments are to apply as rental income), (viii) abatements of taxes, awards arising out of takings by eminent domain, discounts and dividends on insurance policies and (ix) rental concessions not paid by third parties.

“Owner” means the Series Entity that owns the residential property of which the Property Management Company is representing, which the Owner intends to operate as short-term rental.

“Stabilization” means the first to occur of (i) the Property is occupied by tenants for 50% of the days in a month and (ii) three (3) months following the Commencement Date.

“Yield on Total Cost” means, for the applicable accounting period, a rate of return expressed as a fraction, the numerator of which is Owner’s gross profit, and the denominator of which is total cost.

Furniture, Fixture and Equipment

In addition to the Management Fee, Owner shall pay Manager a one-time fee equal to twenty percent (20%) of the Owner’s out-of-pocket costs for furniture, fixture and equipment (“FF&E Fee”). Owner shall pay Manager the FF&E Fee upon the purchase of such furniture, fixture and equipment.

Property Disposition Fee

Upon the disposition and sale of the Series’ property, the Manager will charge the Series a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that the disposition fee charged to the Series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued property taxes and interest payable on the Series’ mortgage.

Deposits

Deposits classified as assets represent security deposits paid or incurred by the Company. Tenant deposit liabilities represent security deposits received by tenant customers.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statement of comprehensive income.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Operating Expenses

The Series is responsible for the costs and expenses attributable to the activities of the Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of the Series, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Series with a credit to contributed capital. (b) loan the amount of the operating expenses to the Series, on which the Manager may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by Series’ property, and/or (c) cause additional interests to be issued in the Series in order to cover such additional amounts.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company recognizes rental revenue on a monthly basis when earned.

Comprehensive Income

The Company follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income, comprehensive income is equal to net income.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Series have elected and qualify to be taxed as a C corporation.

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Recently Issued and Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted the updates upon inception and the adoption of the standard had no effect on the consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard upon inception and it did not have a material impact on their consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, no cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon their ability to commence operations, generate cash flow from their rental activity and/or obtain financing from the Manager. However, there are assurances that the Company can be successful in commencing operations, generating cash flow from their rental activities or that the Manager will always be in the position to provide funding when needed. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS’ EQUITY

The Series is managed by Arrived Holdings, Inc., a Delaware corporation and managing member of the Company. Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company.

The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

NOTE 5: SUBSEQUENT EVENTS

Arrived STR Series Oasis, a series of Arrived STR, LLC was formed on July 26, 2022. On July 26, 2022, the Manager entered into a contract to purchase the Oasis series property for the amount of $975,000, with an anticipated closing date of August 26, 2022, to complete the acquisition of the Oasis series property. The contract to purchase the Oasis series property will be assigned to Arrived STR Series Oasis at no cost, on the anticipated closing date of August 26, 2022.